Filed pursuant to Rule 424(b)(2)
(File No. 333-157645)
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 4, 2009)

12,000,000 Shares

Patriot Coal Corporation

COMMON STOCK

Patriot Coal Corporation is offering 12,000,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “PCX.” On June 16, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $8.01 per share.

Investing in the common stock involves risks. See “Risk Factors” beginning on page S-7.

PRICE $7.90 A SHARE

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Company

Per share	$7.90000	$0.41475	$7.48525
Total	$94,800,000	$4,977,000	$89,823,000

Patriot Coal Corporation has granted the underwriters the right to purchase an additional 1,800,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated and UBS Securities LLC expect to deliver the shares of common stock to purchasers on June 22, 2009.

MORGAN STANLEY	UBS INVESTMENT BANK

Barclays Capital	PNC Capital Markets LLC

Natixis Bleichroeder Inc.	Piper Jaffray	Santander Investment	Societe Generale

June 16, 2009

Prospectus supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates on the front cover of these documents or earlier dates specified herein or therein and that the information incorporated herein or therein by reference is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since those dates. It is important that you read and consider all of the information in this prospectus supplement on the one hand, and the information contained in the accompanying prospectus and any document incorporated by reference, on the other hand, in making your investment decision.

S-i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus supplement:

(a)	Current Reports on Form 8-K filed on February 4, February 6, February 10 (for the Form 8-K filed on such date with respect to Items 5.02 and 9.01), February 26, June 15 and June 16, 2009;

(b)	Quarterly Report on Form 10-Q for the three-months ended March 31, 2009;

(c)	Annual Report on Form 10-K for the year ended December 31, 2008; and

(d)	Definitive Proxy Statement on Schedule 14A filed on April 1, 2009.

Our Current Report on Form 8-K filed on June 16, 2009 in connection with our adoption, effective as of January 1, 2009, of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB 51” (“SFAS No. 160”), Financial Accounting Standard Board Staff Position (“FSP”) APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”) and FSP Emerging Issues Task Force 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”), updates Items 6, 7, 7A and 8 of our Annual Report on Form 10-K for the year ended December 31, 2008.

You may also request copies of our filings, free of charge, by telephone at (314) 275-3680 or by mail at: Patriot Coal Corporation, 12312 Olive Boulevard, St. Louis, Missouri 63141, attention: Investor Relations.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus supplement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about our business, including, among other things:

•	difficulty in implementing our business strategy;

•	geologic, equipment and operational risks associated with mining;

•	changes in general economic conditions, including coal and power market conditions;

•	availability and costs of credit, surety bonds and letters of credit;

•	reductions of purchases or deferral of deliveries by major customers;

•	customer performance and credit risks;

•	the outcome of commercial negotiations involving sales contracts or other transactions;

•	regulatory and court decisions including, but not limited to, those impacting permits issued pursuant to the Clean Water Act;

•	environmental laws and regulations including those affecting our operations and those affecting our customers’ coal usage;

S-ii

•	coal mining laws and regulations;

•	economic strength and political stability of countries in which we serve customers;

•	downturns in consumer and company spending;

•	supplier and contract miner performance, and the availability and cost of key equipment and commodities;

•	availability and costs of transportation;

•	worldwide economic and political conditions;

•	labor availability and relations;

•	our ability to replace proven and probable coal reserves;

•	the effects of mergers, acquisitions and divestitures, including our ability to successfully integrate mergers and acquisitions;

•	our ability to respond to changing customer preferences;

•	our dependence on Peabody Energy for a significant portion of our revenues;

•	price volatility and demand, particularly in higher margin products;

•	failure to comply with debt covenants;

•	developments in greenhouse gas emission regulation and treatment, including any development of commercially successful carbon capture and storage techniques;

•	the outcome of pending or future litigation;

•	weather patterns affecting energy demand;

•	competition in our industry;

•	changes in postretirement benefit obligations;

•	changes to contribution requirements to multi-employer benefit funds;

•	availability and costs of competing energy resources;

•	interest rate fluctuation;

•	inflationary trends, including those impacting materials used in our business;

•	wars and acts of terrorism or sabotage;

•	impact of pandemic illness; and

•	other factors, including those discussed in “Legal Proceedings” set forth in Part I, Item 3 of our Annual Report on Form 10-K for the year ended December 31, 2008 and Part II, Item 1 of our Quarterly Report on Form 10-Q for the three-months ended March 31, 2009.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the documents incorporated by reference. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. We do not undertake any obligation (and expressly disclaim any such obligation) to update the forward-looking statements, except as required by federal securities laws. This description replaces in its entirety the information included under the caption “Special Note on Forward-Looking Statements” in the accompanying prospectus.

S-iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference. It does not contain all of the information that you should consider before making an investment decision. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. You should read “Risk Factors” beginning on page S-7 of this prospectus supplement and on page 5 of the accompanying prospectus for more information about important risks that you should consider before buying the common stock to be issued in connection with this offering. Unless the context requires otherwise or as otherwise indicated, “Patriot,” “we,” “us,” “our” or similar terms in this prospectus supplement refer to Patriot Coal Corporation and its subsidiaries on a consolidated basis.

OUR BUSINESS

Business

We are a leading producer of thermal coal in the eastern United States, with operations and coal reserves in Appalachia and the Illinois Basin, which represent our operating segments. We are also a leading U.S. producer of metallurgical quality coal. Our principal business is the mining, preparation and sale of thermal coal, also known as steam coal, for sale primarily to electric utilities and metallurgical coal, for sale to steel mills and independent coke producers. In the first three months of 2009, we sold 8.5 million tons of coal, of which 84% was sold to domestic electric utilities and 16% was sold to domestic and global steel producers. In 2008, we sold 28.5 million tons of coal, of which 79% was sold to domestic electric utilities and 21% was sold to domestic and global steel producers. We control approximately 1.8 billion tons of proven and probable coal reserves. Our proven and probable coal reserves include metallurgical coal and medium and high Btu thermal coal, with low, medium and high sulfur content.

Our operations consist of fourteen mining complexes, which include company-operated mines, contractor-operated mines and coal preparation facilities. The Appalachia and Illinois Basin segments consist of our operations in West Virginia and Kentucky, respectively. We ship coal to electric utilities, industrial users and metallurgical coal customers via various company-owned and third-party loading facilities and multiple rail and river transportation routes.

Recent Developments

Effective July 23, 2008, we acquired Magnum Coal Company (“Magnum”). Magnum was one of the largest coal producers in Appalachia, operating eight mining complexes with production from surface and underground mines and controlling more than 600 million tons of proven and probable coal reserves. Upon the completion of the acquisition, we performed a strategic review of all our operations, resulting in the decision to cease operations at two Magnum mining complexes. The Jupiter complex ceased operations in December 2008 and the Remington complex ceased operations in March 2009.

Early in 2009, we implemented a Management Action Plan in response to the weakened coal markets. In January 2009, we announced the idling of our Black Oak mine. On April 2, 2009, we announced additional contract mine suspensions, the deferral of the opening of the Blue Creek complex and the cancellation of certain shifts at various mining complexes.

Effective January 1, 2009, we adopted SFAS No. 160, FSP APB 14-1 and FSP EITF 03-6-1. As required, these standards were retrospectively applied to our financial statements as further described in our Current Report on Form 8-K filed on June 16, 2009, and incorporated by reference herein.

On June 15, 2009, we provided an update on certain of our metallurgical coal supply agreements. We reached agreement with a customer that previously requested deferral of a portion of contracted shipments. The customer confirmed its commitment to purchase volumes as originally contracted for the remainder of 2009 and has agreed to make a cash payment to compensate for shortfalls in contracted purchases in the first half of 2009, primarily in the second quarter. The cash payment will be received in June and recognized as revenue during the second quarter. Our EBITDA for the second quarter is expected to be largely driven by this contractual arrangement. See “Summary Condensed Consolidated Financial Data” for a definition of the term EBITDA. Separately, we have filed a demand for arbitration against a metallurgical coal customer to enforce our contractual rights and recover damages for failure to perform under two legacy-priced coal supply agreements during 2009. The customer’s failure to perform has caused disruptions in operating and shipping schedules.

As of June 15, our 2009 production is substantially committed, and we expect sales to total 33.5 to 35 million tons for the full year. Average selling prices of currently priced tons scheduled for shipment in the second half of 2009 are as follows:

	Second Half 2009
	Tons	Price per ton
	(in millions)

Appalachia — thermal	11.1	$58
Illinois Basin — thermal	3.8	$37
Appalachia — met	2.5	$105

Total	17.4

For more information, please see our Current Report on Form 8-K filed on June 15, 2009, which is incorporated by reference herein. Also see our “Special Note on Forward-Looking Statements” in this prospectus supplement and our “Risk Factors” in this prospectus supplement and the accompanying prospectus.

THE OFFERING

Common stock offered by us	12,000,000 shares (or 13,800,000 shares if the underwriters exercise in full their option to purchase an additional 1,800,000 shares)(1)

Common stock to be outstanding immediately after completion of this offering(2)	90,079,523 shares (or 91,879,523 shares if the underwriters exercise in full their option to purchase an additional 1,800,000 shares)

Over-allotment option	1,800,000 shares

Use of proceeds	The net proceeds from the sale of the shares, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $89.3 million, or approximately $102.8 million if the underwriters’ overallotment option is exercised in full.

We intend to use the net proceeds from this offering to repay the outstanding balance on our revolving credit facility, which was $65,000,000 as of March 31, 2009, with the remainder for general corporate purposes. See “Use of Proceeds.”

NYSE symbol	“PCX”

(1)	Includes associated Series A Junior Participating Preferred Stock purchase rights. See “Description of Capital Stock — Rights Agreement” in this prospectus supplement.

(2)	The number of shares of common stock to be outstanding after this offering includes 951,616 restricted shares outstanding under our equity compensation plans, but excluding options, restricted stock units and deferred stock units granted under our equity compensation plans for up to 2,514,613 shares (as of June 15, 2009) with vesting dates prior to May 31, 2013, the maturity date of our convertible notes, which has up to 4,137,788 shares that could be delivered upon conversion of our outstanding private convertible notes. The company also has 817,954 shares reserved for our employee stock purchase plan.

SUMMARY CONDENSED CONSOLIDATED FINANCIAL DATA

The following table presents selected financial and other data about us for the most recent three fiscal years and the three month periods ended March 31, 2009 and 2008. The historical financial and other data have been prepared on a consolidated basis derived from Patriot’s consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Patriot’s businesses. The historical consolidated balance sheet data set forth below reflect the assets and liabilities that existed as of the dates and the periods presented.

Effective October 31, 2007, Patriot was spun off from Peabody Energy Corporation (Peabody). For periods prior to the spin-off, the historical consolidated statements of income data set forth below do not reflect changes that occurred in the operations and funding of our company as a result of our spin-off from Peabody and give effect to allocations of expenses from Peabody in 2007 and 2006.

On July 23, 2008, Patriot completed the acquisition of Magnum and their results are included from that date forward.

The selected consolidated financial data should be read in conjunction with, and are qualified by reference to, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and the historical financial statements and the accompanying notes thereto of us and our consolidated subsidiaries as provided in our Current Report of Form 8-K filed on June 16, 2009, which is incorporated by reference to this prospectus supplement and accompanying prospectus. The consolidated statements of operations and cash flow data for each of the three years in the period ended December 31, 2008 and the consolidated balance sheet data as of December 31, 2008, 2007 and 2006 are derived from our audited consolidated financial statements and should be read in conjunction with those consolidated financial statements and the accompanying notes. The historical financial and other data relating to the three month periods ended March 31, 2009 and 2008 has been derived from our unaudited condensed consolidated financial statements and related notes. In management’s opinion, these unaudited condensed consolidated financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for the periods presented.

The financial information presented below may not reflect what our results of operations, cash flows and financial position would have been had we operated as a separate, stand-alone entity for the years ended December 31, 2007 and 2006 or what our results of operations, financial position and cash flows will be in the future.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2007	2006	2009	2008
				(Unaudited)	(Unaudited)
(In thousands, except for share and per share data)

Results of Operations Data:
Revenues
Sales	$1,630,873	$1,069,316	$1,142,521	$522,838	$279,101
Other revenues	23,749	4,046	5,398	6,098	5,233

Total revenues	1,654,622	1,073,362	1,147,919	528,936	284,334
Costs and expenses
Operating costs and expenses	1,329,259	1,109,252	1,051,872	417,401	259,118
Depreciation, depletion and amortization	125,356	85,640	86,458	54,979	18,610
Asset retirement obligation expense	19,260	20,144	24,282	6,451	3,416
Selling and administrative expenses	38,607	45,137	47,909	12,886	8,289
Net gain on disposal or exchange of assets(1)	(7,004)	(81,458)	(78,631)	(30)	(194)

Operating profit (loss)	149,144	(105,353)	16,029	37,249	(4,905)
Interest expense	23,648	8,337	11,419	8,593	2,322
Interest income	(17,232)	(11,543)	(1,417)	(3,487)	(3,249)

	Year Ended December 31,			Three Months Ended March 31,
	2008	2007	2006	2009	2008
				(Unaudited)	(Unaudited)
(In thousands, except for share and per share data)

Income (loss) before income taxes	$142,728	$(102,147)	$6,027	$32,143	$(3,978)
Income tax provision (benefit)	-	-	8,350	-	(912)

Net income (loss)	142,728	(102,147)	(2,323)	32,143	(3,066)
Net income attributable to the noncontrolling interest(2)	-	4,721	11,169	-	-

Net income (loss) attributable to Patriot	142,728	(106,868)	(13,492)	32,143	(3,066)
Effect of noncontrolling interest purchase arrangement	-	(15,667)	-	-	-

Net income (loss) attributable to common stockholders	$142,728	$(122,535)	$(13,492)	$32,143	$(3,066)

Earnings per share, basic	$2.23	$(2.29)	N/A	$0.41	$(0.06)
Earnings per share, diluted	$2.21	$(2.29)	N/A	$0.41	$(0.06)
Weighted average shares outstanding — basic(3)	64,080,998	53,511,478	N/A	77,906,152	53,518,744
Weighted average shares outstanding — diluted(3)	64,625,911	53,511,478	N/A	77,999,247	53,518,744
Balance Sheet Data (at period end)
Total assets	$3,622,320	$1,199,837	$1,178,181	$3,643,965	$1,227,534
Total liabilities(4)	2,782,139	1,117,521	1,851,855	2,764,284	1,143,846
Total long-term debt, less current maturities	176,123	11,438	20,722	175,901	10,453
Total stockholders’ equity (deficit)(4)	840,181	82,316	(673,674)	879,681	83,688

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2007	2006	2009	2008
(In thousands, except for share and per share data)				(Unaudited)	(Unaudited)

Other Data:
Tons sold (in millions and unaudited)	28.5	22.1	24.3	8.5	5.1
Net cash provided by (used in):
Operating activities	$63,426	$(79,699)	$(20,741)	$(19,196)	$(4,832)
Investing activities	(138,665)	54,721	1,993	(18,119)	(13,316)
Financing activities	72,128	30,563	18,627	40,643	21,573
Adjusted EBITDA(5) (unaudited)	44,238	431	126,769	21,872	17,121
Past mining obligation payments (unaudited)	101,746	144,811	150,672	35,254	23,368
Additions to property, plant, equipment and mine development	121,388	55,594	80,224	19,042	12,030
Acquisitions, net	9,566	47,733	44,538	-	-

(1)	Net gain on disposal or exchange of assets included gains of $66.6 million from sales of coal reserves and surface lands in 2006 and gains of $78.5 million from the sales of coal reserves and surface land in 2007.

(2)	In March 2006, we increased our 49% interest in KE Ventures, LLC to an effective 73.9% interest and began combining KE Ventures, LLC’s results with our results effective January 1, 2006. In 2007, we purchased the remaining interest.

(3)	All share and per share amounts reflect the 2-for-1 stock split effected in the form of a 100% stock dividend effective August 11, 2008.

(4)	We adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” on December 31, 2006, and as a result, increased noncurrent liabilities and decreased total invested capital (accumulated other comprehensive loss) by $322.1 million.

(5)	Adjusted EBITDA is defined as net income (loss) attributable to Patriot before deducting interest income and expense; income taxes; noncontrolling interest; asset retirement obligation expense; depreciation, depletion and amortization; and net sales contract accretion excluding back-to-back coal purchase and sales contracts. The net contract accretion on the back-to-back coal purchase and sale contracts reflects the net accretion related to certain coal purchase and sales contracts existing prior to July 23, 2008, whereby Magnum purchased coal from third parties to fulfill tonnage commitments on sales contracts. Adjusted EBITDA is used by management to measure operating performance, and management also believes it is a useful indicator of our ability to meet debt service and capital expenditure requirements. The term Adjusted EBITDA does not purport to be an alternative to operating income, net income or cash flows from operating activities as determined in accordance with GAAP as a measure of profitability or liquidity. Because Adjusted EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is calculated as follows (unaudited):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2007	2006	2009	2008
(In thousands)

Net income (loss) attributable to Patriot	$142,728	$(106,868)	$(13,492)	$32,143	$(3,066)
Depreciation, depletion and amortization	125,356	85,640	86,458	54,979	18,610
Sales contract accretion, net(1)	(249,522)	-	-	(76,807)	-
Asset retirement obligation expense	19,260	20,144	24,282	6,451	3,416
Interest expense	23,648	8,337	11,419	8,593	2,322
Interest income	(17,232)	(11,543)	(1,417)	(3,487)	(3,249)
Income tax provision (benefit)	-	-	8,350	-	(912)
Noncontrolling interest	-	4,721	11,169	-	-

Adjusted EBITDA	$44,238	$431	$126,769	$21,872	$17,121

(1)	Net sales contract accretion resulted from the below market coal sale and purchase contracts acquired in the Magnum acquisition and was recorded at preliminarily-determined fair values in purchase accounting. The net liability generated from applying fair value to these contracts is being accreted over the life of the contracts as the coal is shipped.

RISK FACTORS

An investment in our common stock involves risks. We urge you to consider carefully the risks described below and in “Risk Factors” on page 5 of the accompanying prospectus.

Risks Related to Our Common Stock

Our stock price may be volatile and you may not be able to resell shares of our common stock at or above the price you paid.

The price of our common stock fluctuates significantly, which may result in losses for investors. The market price of our common stock has been volatile. From October 18, 2007 (the day on which our stock began trading) to June 16, 2009, the closing sale price of our common stock reported by the New York Stock Exchange ranged from a low of $2.97 per share to a high of $80.69 per share.

Company-specific issues and developments generally in the coal mining industry or the economy may cause this volatility. The market price of our common stock may fluctuate in response to a number of events and factors, including general economic, market and political conditions, quarterly variations in results of operations or results of operations that could be below the expectations of the public market analysts and investors, changes in financial estimates and recommendations by securities analysts, operating and market price performance of other companies that investors may deem comparable, press releases or publicity relating to us or our competitors or relating to trends in our markets and sales of common stock or other securities by insiders.

In addition, broad market and industry fluctuations, as well as investor perception and the depth and liquidity of the market for our common stock, may adversely affect the trading price of our common stock, regardless of actual operating performance, and securities markets worldwide recently have experienced, and are likely to continue to experience, significant price and volume fluctuations.

The agreements governing our current and future indebtedness may limit or prevent the payment of dividends on our common stock.

Limits and conditions on the payment of dividends and other restricted payments are imposed under our revolving credit facility and our 3.25% Convertible Senior Notes due 2013. These conditions and limitations, as well as conditions and limitations imposed under any agreements governing our future indebtedness, may, in certain circumstances, limit or prevent the payment of dividends independent of our dividend policy. Additionally, we have not and we do not anticipate that we will pay cash dividends on our common stock in the near term.

Our corporate governance documents, our rights plan and Delaware law may discourage takeovers and business combinations that our stockholders might consider in their best interests.

Provisions in our amended and restated certificate of incorporation and by-laws may make it difficult and expensive for a third-party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and Board of Directors. These provisions include a Board that is divided into three classes with staggered terms, limitations on the right of stockholders to remove directors, the right of our Board to issue preferred stock without stockholder approval, the inability of our stockholders to act by written consent and rules regarding how stockholders may present proposals or nominate directors at stockholders meetings.

Public stockholders who might desire to participate in this type of transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and Board and, as a result, may adversely affect the marketability and market price of our common stock.

In addition, our Board has adopted a stockholder rights plan intended to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires, or begins a tender or exchange offer that could result in such person acquiring, 15% or more of our common stock, without approval of our Board under specified circumstances, our other stockholders will have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. See “Description of Capital Stock — Rights Agreement” in this prospectus supplement.

Patriot will also be subject to the provisions of Delaware law regarding business combinations with interested stockholders. Section 203 of the Delaware General Corporation Law prohibits, in certain circumstances, a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder.

Non-U.S. investors may be subject to U.S. income tax with respect to gain on disposition of our common stock.

We believe that we may be and may remain for the foreseeable future a U.S. real property holding corporation as defined in the Internal Revenue Code of 1986, as amended (the “Code”). If we are or have been a U.S. real property holding corporation, certain non-U.S. investors may be subject to U.S. federal income tax with respect to gain on disposition of common stock under the Foreign Investment in Real Property Tax Act, which we refer to as FIRPTA, in which case they would also be required to file U.S. tax returns with respect to such gain. Whether these FIRPTA provisions apply depends on whether, at the time they dispose of their common stock, the common stock is regularly traded on an established securities market within the meaning of the applicable Treasury Regulations. In addition, even if our common stock continues to be regularly traded on an established securities market, non-U.S. investors will be subject to tax on certain dispositions of their common stock if such investors have owned or are deemed to have owned more than 5% of our common stock. See “Material U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock — Gain on Disposition of Common Stock.”

PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “PCX.” The following table shows the quarterly high and low closing sale prices as reported on the NYSE composite tape since our stock began trading on October 18, 2007 through June 16, 2009.

	High	Low

2007
Fourth Quarter (from Oct. 18)	$20.97	$14.31
2008
First Quarter	$28.49	$16.77
Second Quarter	80.69	23.48
Third Quarter	76.22	26.92
Fourth Quarter	26.85	5.26
2009
First Quarter	$8.60	$2.97
Second Quarter (through June 16, 2009)	10.44	3.93

We have not and we do not anticipate that we will pay cash dividends on our common stock in the near term. Limits and conditions on the payment of dividends and other restricted payments are imposed under our revolving credit facility and our 3.25% Convertible Senior Notes due 2013, and may be imposed under any agreements governing our future indebtedness. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors (including the aforementioned limitations and conditions) our Board deems relevant.

USE OF PROCEEDS

The net proceeds from the sale of the shares, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $89.3 million, or approximately $102.8 million if the underwriters’ overallotment option is exercised in full.

We intend to use the net proceeds from this offering to repay the outstanding balance on our revolving credit facility, which was $65,000,000 as of March 31, 2009, with the remainder for general corporate purposes. The outstanding balance under our revolving facility bore interest at a weighted average rate of 1.93%, as of March 31, 2009, and is set to mature on October 31, 2011, subject to our right to prepay such amounts in whole or in part without premium or penalty.

CAPITALIZATION

The following table sets forth Patriot’s cash and cash equivalents and consolidated capitalization as of March 31, 2009 on (i) an actual basis and (ii) as adjusted to give effect to the issuance of the additional common stock and the initial application of the estimated net proceeds from the offering as described under the “Use of Proceeds” section of this prospectus supplement. You should read this table along with Patriot’s consolidated financial statements, the related notes and other financial information contained in our Current Report on Form 8-K filed on June 16, 2009 in connection with our adoption of SFAS No. 160, FSP APB 14-1 and FSP EITF 03-6-1 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The following table assumes that the underwriters have not exercised their over-allotment option.

	As of March 31, 2009
		Pro Forma
	Actual	as Adjusted
	(Dollars in thousands)
	(Unaudited)

Cash and cash equivalents	$6,200	$30,523

Revolving credit facility	$65,000	$—
3.25% Convertible Senior Notes due 2013(1)	161,541	161,541
Other long-term debt (including a current portion of $5,271)	19,631	19,631

Total debt	246,172	181,172
Stockholders’ equity:
Common stock	781	901
Additional paid-in capital	845,717	934,920
Retained earnings	141,508	141,508
Accumulated other comprehensive loss	(108,325)	(108,325)

Total stockholders’ equity	$879,681	$969,004

Total capitalization	$1,125,853	$1,150,176

(1)	The face value of the 3.25% Convertible Senior Notes due 2013 is $200 million. The balance as of March 31, 2009, reflects the adoption of FSP APB 14-1, which required us to record the convertible notes at fair value excluding the conversion feature at inception and to amortize the difference between the fair value and face value over the contractual life of the notes.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based upon our certificate of incorporation (“Certificate of Incorporation”), our by-laws (“By-laws”), the Rights Agreement dated as of October 22, 2007, as amended, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (“Rights Agreement”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and By-laws below. The summary is not complete. The Certificate of Incorporation and By-laws are incorporated by reference in the registration statement for these securities that we have filed with the SEC and have been filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2008. You should read the Certificate of Incorporation and By-laws for the provisions that are important to you. This description replaces in its entirety the information included under the caption “Description of Capital Stock” in the accompanying prospectus.

Certain provisions of the Delaware General Corporation Law (“DGCL”), the Certificate of Incorporation and the By-laws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for its shares. See also “Anti-Takeover Effects of Provisions of Delaware Law and Patriot’s Charter and By-laws.”

Patriot’s authorized capital stock consists of 100 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share. The authorized preferred shares include 1 million shares of Series A Junior Participating Preferred Stock. Immediately after completion of this offering, 90,079,523 shares (or 91,879,523 shares if the underwriters exercise in full their option to purchase an additional 1,800,000 shares) of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. The number of shares of common stock to be outstanding after this offering includes 951,616 restricted shares outstanding under our equity compensation plans, but excluding options, restricted stock units and deferred stock units granted under our equity compensation plans for up to 2,514,613 shares (as of June 15, 2009) with vesting dates prior to May 31, 2013, the maturity date of our convertible notes, which has up to 4,137,788 shares that could be delivered upon conversion of our outstanding private convertible notes. The company also has 817,954 shares reserved for our employee stock purchase plan.

Description of Common Stock

Dividends

Subject to preferences that may be applicable to any series of preferred stock, the owners of Patriot common stock may receive dividends when declared by the Board of Directors out of funds legally available for the payment of dividends. All decisions regarding the declaration and payment of dividends will be evaluated from time to time in light of Patriot’s financial condition, earnings, growth prospects, funding requirements, applicable law and other factors the Patriot Board of Directors deems relevant.

Voting Rights

Each share of common stock is entitled to one vote in the election of directors and all other matters submitted to stockholder vote. Except as otherwise required by law or provided in any resolution adopted by Patriot’s Board of Directors with respect to any series of preferred stock, the holders of Patriot common stock possess all voting power. No cumulative voting rights exist. In general, all matters submitted to a meeting of stockholders, other than as described below, are decided by vote of a majority of the shares of Patriot’s common stock present in person or represented by proxy at the meeting and entitled to vote on the matter. Directors are elected by a plurality of the shares of Patriot’s common stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The approval of at least 75% of the shares of Patriot’s outstanding common stock entitled to vote is necessary to approve certain actions, such as amending the provisions of Patriot’s by-laws or certificate of incorporation relating to the plurality voting standard for the election of directors, the number and manner of election and removal of directors, the classified nature of Patriot’s Board of Directors, the manner of filling vacancies thereon or prohibiting action by the stockholders by written consent, or electing a director to fill a vacancy if the stockholders’ power to do so is expressly conferred by applicable Delaware law. Other amendments to Patriot’s by-laws and certificate of incorporation, and certain extraordinary transactions (such as a merger or consolidation involving Patriot or a sale of all or substantially all of the assets of Patriot), must be approved by a majority of Patriot’s outstanding common stock entitled to vote.

Liquidation Rights

If Patriot liquidates, dissolves or winds-up its business, whether voluntarily or not, Patriot’s common stockholders will share equally in the distribution of all assets remaining after payment to creditors and preferred stockholders.

Preemptive Rights

The common stock does not carry preemptive or similar rights.

Listing

Patriot’s common stock is listed on the New York Stock Exchange under the trading symbol “PCX.”

Transfer Agent and Registrar

The transfer agent and registrar for Patriot’s common stock is American Stock Transfer & Trust Company.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable Patriot’s Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Patriot by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Patriot’s management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Patriot’s Charter and By-laws

Delaware Law

Patriot is subject to the provisions of Section 203 of the Delaware General Corporation Law, which applies to a broad range of business combinations between a Delaware corporation and an interested stockholder. The Delaware law definition of business combination includes mergers, sales of assets, issuances of voting stock and certain other transactions. An interested stockholder is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation.

Section 203 prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless:

•	the Board of Directors approved the business combination before the stockholder became an interested stockholder, or the board approved the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and other than shares held by certain employee stock plans; or

•	the Board approved the business combination after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder.

These limitations on business combinations with interested stockholders do not apply to a corporation that does not have a class of stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

The provisions of Section 203 may encourage companies interested in acquiring Patriot to negotiate in advance with Patriot’s Board of Directors because the stockholder approval requirement would be avoided if Patriot’s Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in Patriot’s Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Certificate of Incorporation; By-laws

Patriot’s certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of Patriot by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Classes of Preferred Stock. Under Patriot’s certificate of incorporation, Patriot’s Board of Directors has the full authority permitted by Delaware law to determine the voting rights, if any, and designations, preferences, limitations and special rights of any class or any series of any class of the preferred stock, which may be greater than those of Patriot’s common stock. The effects of the issuance of a new series or class of preferred stock might include, among other things, restricting dividends on Patriot’s common stock, diluting the voting power of Patriot’s common stock, impairing the liquidation rights of Patriot’s common stock, or delaying or preventing a change in control of Patriot.

Removal of Directors; Filling Vacancies. Patriot’s certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. Additionally, only Patriot’s Board of Directors will be authorized to fix the number of directors and to fill any vacancies on Patriot’s Board. These provisions could make it more difficult for a potential acquirer to gain control of Patriot’s Board.

Stockholder Action. Patriot’s certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Patriot’s certificate of incorporation and by-laws provide that special meetings of stockholders can be called only by Patriot’s Chief Executive Officer or pursuant to a resolution adopted by Patriot’s Board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders.

Advance Notice Procedures. Patriot’s by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of Patriot’s Board, the chairman of the Board, or by a stockholder who has given timely written notice to the secretary of Patriot prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting Patriot delivers or by, or at the direction of, the chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of Patriot of his intention to raise those matters at the annual meeting. If the chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Classified Board of Directors. Patriot’s certificate of incorporation provides for Patriot’s Board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of Patriot’s Board will be elected each year. Under Section 141 of the Delaware General Corporation Law, directors serving on a classified Board can only be removed for cause. The initial term of Class I directors expired in 2008, the initial term of Class II directors expired in 2009 and the initial term of Class III directors expires in 2010.

After the initial term of each class, Patriot’s directors will serve three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Patriot’s Board currently consists of ten directors.

The provision for a classified Board could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of Patriot’s Board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified Board provision could have the effect of discouraging a potential acquiror from making a tender offer for Patriot’s shares or otherwise attempting to obtain control of Patriot and could increase the likelihood that Patriot’s incumbent directors will retain their positions.

Amendments. Patriot’s certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend the provisions of Patriot’s certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of Patriot’s directors, the classified Board and the removal of directors. Patriot’s certificate of incorporation further provides that Patriot’s by-laws may be amended by Patriot’s Board or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, voting together as a single class.

Rights Agreement

Patriot’s Board of Directors adopted a Rights Agreement dated as of October 22, 2007, as amended. Under the rights agreement, one preferred share purchase right was issued for each outstanding share of common stock.

Purchase Price

Once the rights become exercisable, each right will entitle the registered holder to purchase from Patriot one-half of one one-hundredths of a share of Patriot’s Series A Junior Participating Preferred Stock, or preferred shares, par value $0.01 per share, at a price of $125 per one-half of one one-hundredths of a preferred share, subject to adjustment.

Flip-In

In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise at a price equal to one-half the exercise price that number of shares of Patriot’s common stock having a market value equal to the full exercise price of the right.

Flip-Over

If Patriot is acquired in a merger or other business combination transaction or 50% or more of Patriot’s combined assets or earning power are sold after a person or group acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive upon exercise at a price equal to one-half the exercise price that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value equal to the full exercise price of the right.

Distribution Date

The distribution date is the earlier of: (1) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of Patriot’s outstanding common stock; or (2) 10 business days (or such later date as may be determined by action of Patriot’s Board of Directors prior to such time as any person or group of affiliated persons acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of Patriot’s outstanding common stock.

Transfer and Detachment

Until the distribution date, the rights will be evidenced by book entry in Patriot’s direct registration system. Until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the common stock, and transfer of those shares will also constitute transfer of the rights.

Exercisability

The rights are not exercisable until the distribution date. The rights will expire at the earliest of (1) October 22, 2017, unless that date is extended, (2) the time at which Patriot redeems the rights, as described below, or (3) the time at which Patriot exchanges the rights, as described below.

Adjustments

The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to preferred shares. The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of Patriot’s common stock or a stock dividend on Patriot’s common stock payable in common stock or subdivisions, consolidations or combinations of Patriot’s common stock. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

Preferred Shares

Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to the greater of (a) a minimum preferential quarterly dividend payment of $1.00 per share and (b) 200 times the aggregate dividend declared per share of common stock, subject to adjustment. In the event of liquidation, the holders of the preferred shares will be entitled to a preferential liquidation payment equal to the greater of (i) $100 per share plus accrued and unpaid dividends and (ii) 200 times the payment made per share of common stock. Each preferred share will have 200 votes, voting together with the common stock.

Finally, in the event of any merger, consolidation or other transaction in which shares of Patriot’s common stock are exchanged, each preferred share will be entitled to receive 200 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

The value of the one-half of one one-hundredths interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares’ dividend, liquidation and voting rights, approximate the value of one share of Patriot’s common stock.

Exchange

At any time after any person or group acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock, and prior to the acquisition by such person or group of beneficial ownership of 50% or more of Patriot’s outstanding common stock, Patriot’s Board of Directors may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of Patriot’s common stock or, in certain circumstances, a fraction of a preferred share with a market value equal to the market value of a share of common stock.

Redemption

At any time prior to any person or group acquiring beneficial ownership of 15% or more of Patriot’s outstanding common stock, Patriot’s Board of Directors may redeem the rights in whole, but not in part, at a price of $0.0005 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as Patriot’s Board in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Amendments

The terms of the rights may be amended by Patriot’s Board of Directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than 10%, except that the Board may not reduce or cancel the redemption price and from and after such time as any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock, no such amendment may adversely affect the interests of the holders of the rights.

Rights of Holders

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Patriot’s company, including, without limitation, the right to vote or to receive dividends.

Anti-Takeover Effects

The rights have certain anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire Patriot on terms not approved by Patriot’s Board of Directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by Patriot’s Board since the rights may be redeemed by Patriot at a nominal price prior to the time that a person or group has acquired beneficial ownership of 15% or more of Patriot’s common stock. Thus, the rights are intended to encourage persons who may seek to acquire control of Patriot to initiate such an acquisition through negotiations with Patriot’s Board. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in Patriot’s equity securities or seeking to obtain control of Patriot. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

Voting and Standstill Agreement

Patriot, ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P. (together, “ArcLight Funds”), acting jointly, as stockholder representative (the “Stockholder Representative”), and certain stockholders of Magnum Coal Company (“Stockholders”) entered into a Voting and Standstill Agreement dated as of April 2, 2008 (the “Voting Agreement”).

Stockholder Nominees to the Patriot Board

Pursuant to the Voting Agreement, Patriot’s Board of Directors will appoint two nominees designated by certain former holders of Magnum Coal Company common stock, acting through the Stockholder Representative. If elected, one such nominee will serve as a Class I director and the other nominee will serve as a Class II director on Patriot’s Board of Directors. Any Board nominee or replacement selected by the stockholder representative must be reasonably acceptable to the nominating and governance committee of Patriot’s Board of directors and must, to the reasonable satisfaction of the nominating and governance committee, be an “independent director” under the New York Stock Exchange’s listing standards, disregarding certain disclosed relationships.

At such time as certain former holders of Magnum common stock own less than twenty percent (but at least ten percent) of the Patriot common stock outstanding or the ArcLight Funds own less than ten percent of the Patriot common stock outstanding, the Stockholder Representative will be entitled to one Board nominee only. At such time as certain former holders of Magnum common stock own less than ten percent of the Patriot common stock outstanding, the Stockholder Representative will not be entitled to any Board nominees. For purposes of the determinations under this paragraph, the number of shares of Patriot common stock “outstanding” will be deemed to be the sum of the number of shares outstanding as of April 2, 2008 plus the number of shares issued in the Magnum acquisition.

Voting Obligations of Stockholders

Pursuant to the Voting Agreement, so long as the Stockholder Representative is entitled to nominate any members to Patriot’s Board of Directors, Stockholders agree to vote all of their shares of Patriot common stock in favor of the entire slate of directors recommended for election by the Patriot Board of Directors to Patriot’s stockholders and certain Stockholders agree to vote all of their shares of Patriot common stock as recommended by Patriot’s Board of Directors in the case of (1) any stockholder proposal submitted for a vote at any meeting of Patriot’s stockholders and (2) any proposal submitted by Patriot for a vote at any meeting of Patriot’s stockholders relating to the appointment of Patriot’s accountants or a Patriot equity compensation plan.

Registration Rights Agreement

Patriot and the ArcLight Funds entered into a registration rights agreement as of July 23, 2008 which provides the ArcLight Funds with customary registration rights with respect to the shares of Patriot common stock issued to the ArcLight Funds in the Magnum merger.

Private Convertible Notes Issuance

On May 28, 2008, Patriot completed a private offering of $200 million in aggregate principal amount of 3.25% Convertible Senior Notes due 2013 (the convertible notes). Interest on the convertible notes is payable semi-annually in arrears on May 31 and November 30 of each year, beginning November 30, 2008. The convertible notes mature on May 31, 2013, unless converted, repurchased or redeemed in accordance with their terms prior to such date. The convertible notes are senior unsecured obligations and rank equally with all of the Company’s existing and future senior debt and are senior to any subordinated debt. The convertible notes are convertible into cash and, if applicable, shares of Patriot’s common stock during the period from issuance to February 15, 2013, subject to certain conditions of conversion.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder.” A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Price Range Of Common Stock And Dividend History” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

If a non-U.S. holder is engaged in a trade or business in the United States, and if dividends paid to such holder are effectively connected with the conduct of this trade or business, the non-U.S. holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed on such dividends in the same manner as a U.S. person, subject to an applicable income tax treaty providing otherwise, except that the holder will generally be required to provide an Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•	we are or have been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or the non-U.S. holder owns or has owned a threshold amount of common stock, as described below.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we may be and may remain for the foreseeable future a U.S. real property holding corporation.

Even if we are a U.S. real property holding corporation, as long as our common stock continues to be regularly traded on an established securities market, a non-U.S. holder would not be subject to U.S. federal income tax on a sale or other disposition of our common stock unless such non-U.S. holder has owned or is deemed to have owned more than 5% of our common stock. A non-U.S. holder who meets such threshold would generally be subject to U.S. federal income tax with respect to any gains on the disposition of our common stock, in which case such holder would be required to file a U.S. tax return with respect to such gain. A non-U.S. holder should consult its own tax advisor regarding the possible application of these rules to the holder.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of common stock and the non-U.S. holder may be subject to backup withholding on dividend payments or on the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

The Obama Administration’s Proposed Changes to Withholding Tax Rules

The Obama Administration has recently proposed legislation that could limit the ability of non-U.S. holders that hold our common stock through a non-U.S. intermediary that is not a “qualified intermediary” to claim relief from U.S. withholding tax and could impose a 20% withholding tax on the gross proceeds of the sale of our common stock if effected through such an intermediary in some circumstances. The Administration’s proposals also would limit the ability of certain non-U.S. entities to claim relief from U.S. withholding tax unless those entities have provided documentation of their beneficial owners to the withholding agent. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of our common stock.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and Patriot has agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated	4,898,400
UBS Securities LLC	4,898,400
Barclays Capital Inc.	367,200
PNC Capital Markets LLC	367,200
Natixis Bleichroeder Inc.	367,200
Piper Jaffray & Co.	367,200
Santander Investment Securities Inc.	367,200
SG Americas Securities, LLC	367,200

Total	12,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from Patriot and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.21330 per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Patriot has granted to the underwriters an option, exercisable for 30 days from the date of this supplement, to purchase up to an aggregate of 1,800,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $109,020,000, the total underwriters’ discounts and commissions would be $5,723,550 and total proceeds to Patriot would be $103,296,450.

In compliance with the guidelines of the Financial Industry Regulatory Authority (the “FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the public offering price.

The underwriters have informed Patriot that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

The shares of common stock are expected to be approved for listing on the New York Stock Exchange subject to official notice of issuance under the symbol “PCX.”

Each of Patriot, the directors and executive officers of Patriot has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and UBS Securities LLC, on behalf of the underwriters, it will not, during the period ending 90 days after the date of the underwriting agreement, directly or indirectly:

•	offer, sell, contract to sell, pledge or otherwise dispose of;

•	enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) of;

•	participate in the filing of a registration statement in respect of; or

•	establish or increase a put equivalent position or liquidate or decrease a call equivalent position with in the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder in respect of any shares of capital stock of Patriot or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction.

The restrictions described in this paragraph do not apply to:

•	issuances and sales by Patriot of shares of common stock or securities convertible into or exchangeable for shares of common stock pursuant to any employee stock option or benefit plan, stock ownership plan or dividend reinvestment plan already in effect;

•	issuances by Patriot of shares of common stock issuable upon the conversion of outstanding securities (including Patriot’s 3.25% Convertible Senior Notes due 2013) or the exercise of outstanding warrants;

•	shares of common stock disposed of as bona fide gifts approved by Morgan Stanley & Co. Incorporated and UBS Securities LLC;

•	transfers of common stock by will or intestacy, including without limitation, transfers by will or intestacy to such director’s or such executive officer’s family members or to any trust; or

•	the exercise by such director or executive officer of options or other rights to purchase common stock.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, Morgan Stanley & Co. Incorporated, UBS Securities LLC, Barclays Capital Inc., Natixis Bleichroeder Inc. and SG Americas Securities, LLC have provided, and continue to provide, investment banking services to Patriot. In addition, because affiliates of Barclays Capital Inc., PNC Capital

Markets LLC, Natixis Bleichroeder Inc., Santander Investment Securities Inc. and SG Americas Securities, LLC are lenders under our revolving credit facility, and such affiliates will, in the aggregate, receive more than 10% of the net proceeds of this offering when we repay that facility with the proceeds of this offering of our common stock, such underwriters may be deemed to have a “conflict of interest” with us under Rule 5110(h) of the Financial Industry Regulatory Authority (“FINRA”). When a FINRA member with a conflict of interest participates as an underwriter in a public offering, that rule requires that the initial public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined by FINRA. Because a bona fide independent market (as defined under FINRA rules) in the shares of the company’s stock exists, a qualified independent underwriter is not required to be appointed for this offering; however, the offering will be conducted in accordance with all other applicable provisions of FINRA Rule 5110(h).

Patriot estimates that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $500,000.

Patriot and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000

(“FSMA”)) received by it in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any shares of common stock in, from or otherwise involving the United Kingdom.

Switzerland

This prospectus supplement, as well as any other material relating to the common shares which are the subject of the offering contemplated by this prospectus supplement, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The common shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the common shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The common shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the common shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the common shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

The shares of common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

Joseph W. Bean, our General Counsel, and Davis Polk & Wardwell, New York, New York, will pass upon certain legal matters in connection with the offered securities. As of June 15, 2009, Mr. Bean owned 19,200 shares of our common stock, including 11,000 shares of restricted stocks, 112,542 non-qualified stock options and 91,741 restricted stock units. The validity of the offered securities will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP.

EXPERTS

The consolidated financial statements of Patriot Coal Corporation for the year ended December 31, 2008 included in Patriot Coal Corporation’s Current Report on Form 8-K filed with the SEC on June 16, 2009 (including the schedule included therein), and the effectiveness of Patriot Coal Corporation’s internal control over financial reporting as of December 31, 2008 (excluding the internal control over financial reporting of Magnum Coal Company) appearing in Patriot Coal Corporation’s Annual Report (Form 10-K), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on the effectiveness of Patriot Coal Corporation’s internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Magnum Coal Company from the scope of such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference which, as to the year 2006, are based in part on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited financial statements of KE Ventures, LLC for the year ended December 31, 2006, not separately presented in this registration statement, had been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report thereon appears in Patriot Coal Corporation’s Current Report on Form 8-K filed with the SEC on June 16, 2009 which is incorporated into this registration statement. Such financial statements, to the extent they have been included in the financial statements of Patriot Coal Corporation for the year ended December 31, 2006, have been included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The estimates of Magnum’s proven and probable coal reserves referred to in this prospectus supplement and accompanying supplement, including the information incorporated by reference herein or therein, to the extent described in this prospectus supplement and accompanying supplement, including the information incorporated by reference herein or therein, have been prepared by Weir International, Inc.

PROSPECTUS

PATRIOT COAL CORPORATION

COMMON STOCK • PREFERRED STOCK • DEBT SECURITIES •
WARRANTS • PURCHASE CONTRACTS • UNITS

We may offer from time to time, in one or more series, any one or any combination of the following:

•	common stock;

•	preferred stock;

•	debt securities;

•	warrants;

•	purchase contracts; and

•	units.

The common stock of Patriot Coal Corporation is traded on the New York Stock Exchange under the symbol “PCX.”

Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

You should read this prospectus and the applicable prospectus supplement, as well as the risks contained, or described in the documents incorporated by reference, in this prospectus or any accompanying prospectus supplement, before you invest.

Investing in these securities involves certain risks. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 4, 2009

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. Unless the context indicates otherwise, all references in this report to Patriot, the Company, us, we, or our include Patriot Coal Corporation and its subsidiaries.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

THE COMPANY

We are a leading producer of thermal coal in the eastern United States, with operations and coal reserves in Appalachia and the Illinois Basin. We are also a leading U.S. producer of metallurgical quality coal. We and our predecessor companies have operated in these regions for more than 50 years. Our operations consist of sixteen mining complexes which include company-operated mines, contractor-operated mines and coal preparation facilities. One of our mining complexes is located in northern West Virginia, twelve are located in southern West Virginia and three are located in western Kentucky. We ship coal to electric utilities, industrial users and metallurgical coal customers via various company-owned and third-party loading facilities and multiple rail and river transportation routes.

In 2008, we sold 28.5 million tons of coal, of which 79% was sold to domestic electric utilities and 21% was sold to domestic and global steel producers. We control approximately 1.8 billion tons of proven and probable coal reserves. Our proven and probable coal reserves include metallurgical coal and medium and high-Btu thermal coal, with low, medium and high sulfur content. We believe we are well-positioned to meet customers’ demand for various products, given the diverse coal qualities available in our proven and probable coal reserves.

Effective October 31, 2007, we were spun-off from Peabody Energy Corporation (Peabody) and became a separate, public company traded on the New York Stock Exchange (symbol PCX). Prior to the spin-off, we were wholly-owned subsidiaries of Peabody and our operations were a part of Peabody’s operations. Many of our subsidiaries were acquired during the 1980s and 1990s, when Peabody grew through expansion and acquisition. The spin-off from Peabody, including coal assets and operations in Appalachia and the Illinois Basin, was accomplished through a dividend of all outstanding shares of Patriot. Distribution of the Patriot stock to Peabody’s stockholders occurred on October 31, 2007, at a ratio of one share of Patriot stock for every 10 shares of Peabody stock.

On July 23, 2008, we consummated the acquisition of Magnum Coal Company (“Magnum”). Magnum stockholders received 23,803,312 shares of newly-issued Patriot common stock and cash in lieu of fractional shares. The fair value of $25.29 per share of Patriot common stock issued to the Magnum shareholders was based on the average of the Patriot stock price for the five business days surrounding and including the merger announcement date, April 2, 2008. The total purchase price was $739.0 million, including the assumption of $148.6 million of long-term debt, $11.8 million of which related to capital lease obligations. In conjunction with the acquisition, we issued debt in order to repay Magnum’s existing senior secured indebtedness. Magnum was one of the largest coal producers in Appalachia, operating 11 mines and 7 preparation plants with production from surface and underground mines and controlling more than 600 million tons of proven and probable coal reserves.

Effective August 11, 2008, we implemented a 2-for-1 stock split effected in the form of a 100% stock dividend. All share and per share amounts in this Registration Statement on Form S-3 reflect this stock split.

Our principal executive offices are located at 12312 Olive Boulevard, Suite 400, St. Louis, Missouri, 63141 and our telephone number is (314) 275-3600. We maintain a website at www.patriotcoal.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus:

(a) Current Reports on Form 8-K dated February 4, February 6, February 10 (for the Form 8-K filed on such date with respect to Items 5.02 and 9.01) and February 26, 2009;

(b) Annual Report on Form 10-K for the year ended December 31, 2008; and

(c) Definitive Proxy Statement on Schedule 14A filed on April 1, 2009.

You may also request copies of our filings, free of charge, by telephone at (314) 275-3680 or by mail at: Patriot Coal Corporation, 12312 Olive Boulevard, St. Louis, Missouri 63141, attention: Investor Relations.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about our business, including, among other things:

•	difficulty in implementing our business strategy;

•	geologic, equipment and operational risks associated with mining;

•	changes in general economic conditions, including coal and power market conditions;

•	availability and costs of credit, surety bonds and letters of credit;

•	the outcome of commercial negotiations involving sales contracts or other transactions;

•	economic strength and political stability of countries in which we serve customers;

•	downturns in consumer and company spending;

•	supplier and contract miner performance, and the availability and cost of key equipment and commodities;

•	availability and costs of transportation;

•	worldwide economic and political conditions;

•	labor availability and relations;

•	our ability to replace proven and probable coal reserves;

•	the effects of mergers, acquisitions and divestitures, including our ability to successfully integrate mergers and acquisitions;

•	our ability to respond to changing customer preferences;

•	our dependence on Peabody Energy for a significant portion of our revenues;

•	price volatility and demand, particularly in higher margin products;

•	reductions of purchases by major customers;

•	failure to comply with debt covenants;

•	customer performance and credit risks;

•	regulatory and court decisions including, but not limited to, those impacting permits issued pursuant to the Clean Water Act;

•	environmental laws and regulations including those affecting our operations and those affecting our customers’ coal usage;

•	developments in greenhouse gas emission regulation and treatment, including any development of commercially successful carbon capture and storage techniques;

•	coal mining laws and regulations;

•	the outcome of pending or future litigation;

•	weather patterns affecting energy demand;

•	competition in our industry;

•	changes in postretirement benefit obligations;

•	changes to contribution requirements to multi-employer benefit funds;

•	availability and costs of competing energy resources;

•	interest rate fluctuation;

•	inflationary trends, including those impacting materials used in our business;

•	wars and acts of terrorism or sabotage;

•	impact of pandemic illness; and

•	other factors, including those discussed in Legal Proceedings set forth in Item 3 of our Annual Report on Form 10-K for the year ended December 31, 2008.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the documents incorporated by reference. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. We do not undertake any obligation to update the forward-looking statements, except as required by federal securities laws.

RISK FACTORS

An investment in our securities involves risks. We urge you to consider carefully the risks described below. Additional risks, including those that relate to any particular securities we offer, may be included in a prospectus supplement that we authorize from time to time.

Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of the risks described below. The market or trading price of our securities could decline due to any of the risks described below. Additional risks not presently known to us or that we currently deem immaterial also may impair our business and operations or cause the price of our securities to decline.

Risk Factors Relating to Our Business

Our operations are subject to geologic, equipment and operational risks, including events beyond our control, which could result in higher operating expenses and/or decreased production and sales and adversely affect our operating results.

Our coal mining operations are conducted in underground and surface mines. The level of our production at these mines is subject to operating conditions and events beyond our control that could disrupt operations, affect production and the cost of mining at particular mines for varying lengths of time and have a significant impact on our operating results. Adverse operating conditions and events that coal producers have experienced in the past include changes or variations in geologic conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit; mining and processing equipment failures and unexpected maintenance problems; adverse weather and natural disasters, such as snowstorms, ice storms, heavy rains and flooding; accidental mine water inflows and unexpected mine safety accidents, including fires and explosions from methane and other sources.

Our Federal mine experienced two roof falls during the first quarter of 2008 and experienced hard cutting and soft floor conditions in the second half of 2008, leading to reduced productivity. Also in the second half of 2008, our Panther mine experienced sandstone intrusions that led to hard cutting conditions. The decrease in production caused by each of these events resulted in us invoking the force majeure provisions of several coal sales contracts, requiring us to make up lost tonnages in certain instances during 2009.

If any of these conditions or events occur in the future at any of our mines or affect deliveries of our coal to customers, they may increase our cost of mining, delay or halt production at particular mines, or negatively impact sales to our customers either permanently or for varying lengths of time, which could adversely affect our results of operations, cash flows and financial condition. We cannot assure you that these risks would be fully covered by our insurance policies.

In addition, the geological characteristics of underground coal reserves in Appalachia and the Illinois Basin, such as rock intrusions, overmining, undermining and coal seam thickness, make these coal reserves complex and costly to mine. As mines become depleted, replacement reserves may not be mineable at costs comparable to those characteristic of the depleting mines. These factors could materially and adversely affect the mining operations and the cost structures of, and customers’ willingness to purchase coal produced by, our mines.

A decline in coal prices could reduce our revenues and the value of our coal reserves.

Our results of operations are dependent upon the prices we charge for our coal as well as our ability to maximize productivity and control costs. Declines in the prices we receive for our coal could adversely affect our operating results and our ability to generate the cash flows we require to fund our existing operations and obligations, improve our productivity and reinvest in our business. The prices we receive for coal depend upon numerous factors beyond our control, including coal and power market conditions, weather patterns affecting energy demand, competition in our industry, availability and costs of competing energy resources, worldwide economic and political conditions, economic strength and political stability in the U.S. and countries in which we have customers, the outcome of commercial negotiations involving sales contracts or other transactions, customer performance and credit risk, availability and costs of transportation, our ability to respond to changing customer preferences, reductions of purchases by major customers, and legislative and regulatory developments, including new environmental regulations affecting the use of coal, such as mercury and carbon dioxide-related limitations. Any material decrease in demand would cause coal prices to decline and require us to decrease costs in order to maintain our margins.

The downturn in the domestic and international financial markets, and the risk of prolonged global recessionary conditions, could adversely affect our financial condition and results of operations.

Because we sell substantially all of our coal to electric utilities and steel mills, our business and results of operations remain closely linked to global demand for electricity and steel production. The downturn in the domestic and international financial markets has created economic uncertainty and raised the risk of prolonged global recessionary conditions. Historically, global demand for basic inputs, including electricity and steel production, has decreased during periods of economic downturn. The downturn in the domestic and international financial markets and the onset of global recessionary conditions have decreased global demand for electricity and steel production, which could adversely affect our financial condition and results of operations.

Certain of our customers have deferred, and other customers may in the future seek to defer, contracted shipments of coal, which could affect our results of operations and liquidity.

As the ongoing global economic recession has caused the price of, and demand for, coal to decline, certain of our thermal and metallurgical coal customers have delayed shipments or requested deferrals pursuant to our existing long-term coal supply agreements. Other customers may, in the future, seek to delay shipments or request deferrals under existing agreements. In the current economic environment, the spot market does not provide an acceptable alternative to sell our inventory tons resulting from customer deferrals. Therefore, our inventory of saleable coal has increased. We are currently evaluating customer deferrals and are in negotiations with a number of such customers. We have recently settled some such customer requests and are seeking to resolve another through arbitration. There is no assurance we will be able to resolve existing and potential deferrals on favorable terms, or at all.

Customer deferrals, if agreed to, could affect the amount of revenue we recognize in 2009. Customer deferrals could adversely affect our results of operations and liquidity if we do not receive equivalent value from such customers and we are unable to sell committed coal at the contracted prices under our existing coal supply agreements.

In an effort to curtail further excess coal production and limit costs, we have cancelled mining shifts, idled certain existing mining complexes and delayed the opening of an additional mining complex. See Part I, Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Outlook — Patriot Operations” of our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 for more information.

Certain of our contracts establish prices and terms that allow us to expect relatively higher levels of profitability than other contracts, assuming both we and our customer perform under the terms of these agreements. From time to time, our profitability may be impacted by negotiated customer settlements, rather than the delivery of the volume of coal. To the extent we or a customer do not fully perform under one of these relatively more profitable contracts, our results of operations and operating profit in the reporting period during which such non performance occurs would be materially and adversely affected.

Our operations may depend on the availability of additional financing and access to funds under our credit facility.

We expect to have sufficient liquidity to support the development of our business. In the future, however, we may require additional financing for liquidity, capital requirements and growth initiatives. We are dependent on our ability to generate cash flows from operations and to borrow funds and issue securities in the capital markets to maintain and expand our business. We may need to incur debt on terms and at interest rates that may not be as favorable as they were in the past.

Our current credit facility is comprised of a group of lenders, each of which has severally agreed to make loans to us under the facility. Currently each of these lenders has met their individual obligation; however, based on the recent instability related to financial institutions we can make no assurances that all future obligations will be met. A failure by one or more of the participants to meet its obligation in the future could have a materially adverse impact on our liquidity, results of operations and financial condition.

The credit markets have been experiencing extreme volatility and disruption for more than 12 months. The market for new debt financing is extremely limited and in some cases not available at all. Any inability by us to obtain financing in the future on favorable terms could have a negative effect on our results of operations, cash flows and financial condition.

As our coal supply agreements expire, our revenues and operating profits could be negatively impacted if we are unable to extend existing agreements or enter new long-term supply agreements due to competition, changing coal purchasing patterns or other variables.

As our coal supply agreements expire, we will compete with other coal suppliers to obtain business. If we cannot renew these coal supply agreements with our customers or find alternate customers willing to purchase our coal at market prices, our revenue and operating profits could suffer. We continue to supply coal to Peabody under contracts that existed at the date of spin-off. Contracts with Peabody to purchase coal sourced from our operations accounted for 43% of our combined revenues for 2008, compared to 96% of our revenue in 2007.

Our customers may decide not to extend existing agreements or enter into new long-term contracts or, in the absence of long-term contracts, may decide to purchase fewer tons of coal than in the past or on different terms, including under different pricing terms. The recent global recession has resulted in decreased demand worldwide for steel and electricity. This decrease in demand may cause our customers to delay negotiations for new contracts and request lower pricing terms. Furthermore, uncertainty caused by laws and regulations affecting electric utilities could deter our customers from entering into long-term coal supply agreements. Some long-term contracts contain provisions for termination due to environmental changes if these changes prohibit utilities from burning the contracted coal. To the degree that we operate outside of long-term contracts, our revenues are subject to pricing in the spot market that can be significantly more volatile than the pricing structure negotiated through a long-term coal supply agreement. This volatility could adversely affect the profitability of our operations if spot market pricing for coal becomes unfavorable.

In a limited number of contracts, failure of the parties to agree on price adjustments may allow either party to terminate the contract. Coal supply agreements typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Most of our coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as heat value, sulfur content, ash content, chlorine content, hardness and ash fusion temperature in the case of thermal coal. Failure to meet these specifications could result in economic penalties, including price adjustments, purchasing replacement coal in a higher priced open market, the rejection of deliveries or termination of the contracts.

Many agreements also contain provisions that permit the parties to adjust the contract price upward or downward for specific events, including inflation or deflation, changes in the factors affecting the cost of producing coal, such as taxes, fees, royalties and changes in the law regulating the timing, production, sale or use of coal. Moreover, some of these agreements permit the customer to terminate the contract if transportation costs, which are typically borne by the customer, increase substantially or in the event of changes in regulations affecting the coal industry, that increase the price of coal beyond specified amounts.

Any change in coal consumption patterns, in particular by United States electric power generators or steel producers, could result in a decrease in the use of coal by those consumers, which could result in lower prices for our coal, a reduction in our revenues and an adverse impact on our earnings and the value of our coal reserves.

Thermal coal accounted for approximately 79%, 77% and 77% of our coal sales volume during 2008, 2007 and 2006, respectively. The majority of our sales of thermal coal was to U.S. electric power generators. The amount of coal consumed for U.S. electric power generation is affected primarily by the overall demand for electricity; the location, availability, quality and price of competing fuels for power such as natural gas, nuclear, fuel oil and alternative energy sources such as wind and hydroelectric power; technological developments; limitations on financings for coal-fueled power plants and governmental regulations, including increasing difficulties in obtaining permits for coal-fueled power plants and more burdensome restrictions in the permits received for such facilities. In addition, the increasingly stringent requirements of the Clean Air Act or other laws and regulations, including tax credits that have been or may be provided for alternative energy sources and renewable energy mandates that have been or may be imposed on utilities, may result in more electric power generators shifting away from coal-fueled generation, the closure of existing coal-fueled plants and the building of more non-coal power electrical generating sources in the future. All of the foregoing could reduce demand for our coal, which could reduce our revenues, earnings and the value of our coal reserves.

Weather patterns can greatly affect electricity generation. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increased generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand, which allows generators to choose the lowest-cost sources of power generation when deciding which sources to utilize. Accordingly, significant changes in weather patterns could reduce the demand for our coal.

Overall economic activity and the associated demands for power by industrial users can also have significant effects on overall electricity demand. Deterioration in U.S. electric power demand would reduce the demand for our thermal coal and could impact the collectability of our accounts receivable from electric utility customers.

Metallurgical coal accounted for approximately 21%, 23% and 23% of our coal sales volume during 2008, 2007 and 2006, respectively. A significant portion of our sales of metallurgical coal was to the U.S. steel industry. The majority of our metallurgical coal production is priced annually, and as a result, a decrease in near term metallurgical coal prices could decrease our profitability. The recent global recession has resulted in decreased demand worldwide for steel and electricity. Deterioration in global steel production reduces the demand for our metallurgical coal and resulted in customer deferrals and cancellations of deliveries in the fourth quarter of 2008. In addition, the steel industry increasingly relies on electric arc furnaces or pulverized coal processes to make steel. These processes do not use furnace coke, an intermediate product produced from metallurgical coal. Therefore, growth in future steel production may not represent increased demand for metallurgical coal. If the demand or pricing for metallurgical coal decreases in the future, the amount of metallurgical coal we sell and prices that we receive for it could decrease, thereby reducing our revenues and adversely impacting our earnings and the value of our coal reserves.

Because we sell substantially all of our coal to electric utilities and steel producers, our business and results of operations are closely linked to the global demand for electricity and steel production. Historically, global demand for basic inputs, including for electricity and steel production, has decreased during periods of economic downturn. The recent recession has created economic uncertainty, and electric utilities and steel producers have responded by decreasing production.

If the recent global recession results in sustained decreases in the global demand for electricity and steel production, our financial condition, results of operations and cash flows could be materially and adversely affected. Any downward pressure on coal prices, whether due to increased use of alternative energy sources, changes in weather patterns, decreases in overall demand or otherwise, would likely reduce our revenues and adversely impact our earnings and the value of our coal reserves.

Failures of contractor-operated sources to fulfill the delivery terms of their contracts with us could reduce our profitability.

Within our normal mining operations, we utilize third party sources for some coal production, including contract miners, to fulfill deliveries under our coal supply agreements. Approximately 13% of our total sales volume for 2008 was attributable to contractor-operated mines. Certain of our contractor-operated mines have experienced adverse geologic conditions, escalated operating costs and/or financial difficulties that have made their delivery of coal to us at the contracted price difficult or uncertain and, in many instances, these costs have been passed along to us. Our profitability or exposure to loss on transactions or relationships such as these is dependent upon a variety of factors, including the availability and reliability of the third-party supply; the price and financial viability of the third-party supply; our obligation to supply coal to our customers in the event that adverse geologic conditions restrict deliveries from our suppliers; our willingness to reimburse temporary cost increases experienced by third-party coal suppliers; our ability to pass on temporary cost increases to customers; our ability to substitute, when economical, third-party coal sources with internal production or coal purchased in the market; and other factors.

A shortage of skilled labor and qualified managers in our operating regions could pose a risk to labor productivity and competitive costs and could adversely affect our profitability.

Efficient coal mining using modern techniques and equipment requires skilled laborers with mining experience and proficiency as well as qualified managers and supervisors. In recent years, a shortage of experienced coal miners and managers in Appalachia and the Illinois Basin has at times negatively impacted our production levels and increased our costs. A shortage of experienced labor could have an adverse impact on our productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal, which could adversely affect our profitability.

A decrease in the availability or increase in costs of key supplies, capital equipment or commodities used in our mining operations could decrease our profitability.

Our purchases of some items of underground mining equipment are concentrated with one principal supplier. Further, our coal mining operations use significant amounts of steel, diesel fuel, explosives and tires. The price of each of these materials and supplies rose significantly in the first half of 2008, but prices declined by the end of 2008. Steel is used in roof control for roof bolts that are required by the room-and-pillar method of mining. If the cost of any of these inputs increases significantly, or if a source for such mining equipment or supplies was unavailable to meet our replacement demands, our profitability could be reduced.

Increased competition both within the coal industry, and outside of it, such as competition from alternative fuel providers, may adversely affect our ability to sell coal, and any excess production capacity in the industry could put downward pressure on coal prices.

The coal industry is intensely competitive both within the industry and with respect to other fuels. The most important factors with which we compete are price, coal quality and characteristics, transportation costs from the mine to the customer and reliability of supply. Our principal competitors include Alliance Resource Partners, L.P., Alpha Natural Resources, Inc., Arch Coal, Inc., CONSOL Energy, Inc., Foundation Coal Holdings, Inc., International Coal Group, Inc., James River Coal Company, Massey Energy Company and Peabody Energy Corporation. We also compete directly with all other Central Appalachian coal producers, as well as producers from other basins including Northern and Southern Appalachia, the Western United States and the Interior United States, and foreign countries, including Colombia, Venezuela, Australia and Indonesia.

Depending on the strength of the U.S. dollar relative to currencies of other coal-producing countries, coal from such origins could enjoy cost advantages that we do not have. Several domestic coal-producing regions have lower-cost production than Central Appalachia, including the Powder River Basin in Wyoming. Coal with lower delivered production costs shipped east from western coal mines and from offshore sources can result in increased competition for coal sales in regions historically sourced from Appalachian producers.

During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in production capacity in excess of market demand throughout the industry. We could experience decreased profitability if future coal production is consistently greater than coal demand. Increases in coal prices could encourage the development of expanded coal producing capacity in the United States and abroad. Any resulting overcapacity from existing or new competitors could reduce coal prices and, therefore, our revenue.

We also face competition from renewable energy providers, like wind and solar, and other alternative fuel sources, like natural gas. At the end of 2008, increases in natural gas production and decreases in industrial demand for natural gas caused natural gas prices to decrease and negatively affected U.S. thermal coal prices. Should renewable energy sources become more competitively priced, which may be more likely to occur given the federal tax incentives for alternative fuel sources that are already in place and that may be expanded in the future, or sought after as an energy substitute for fossil fuels, the demand for such fuels may adversely impact the demand for coal.

We could be negatively affected if we fail to maintain satisfactory labor relations.

As of December 31, 2008, Patriot had approximately 4,300 employees. Approximately 47% of the employees at company operations were represented by an organized labor union and they generated approximately 41% of the 2008 sales volume. Relations with our employees and, where applicable organized labor, are important to our success. Union labor is represented by the UMWA under labor agreements which expire December 31, 2011. Our represented workers are in Appalachia and at the Illinois Basin Highland complex.

Due to the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our competitors who operate without union labor may have a competitive advantage in areas where they compete with our unionized operations. If some or all of our current non-union operations or those of third party contract miners were to become organized, we could incur an increased risk of work stoppages.

Our future success depends upon our ability to develop our existing coal reserves and to acquire additional reserves that are economically recoverable.

Our recoverable reserves decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of our proven and probable coal reserves that are economically recoverable. Furthermore, we may not be able to mine all of our proven and probable coal reserves as profitably as we do at our current operations. Our future success depends upon our conducting successful exploration and development activities and acquiring properties containing economically recoverable proven and probable coal reserves. Our current strategy includes using our existing properties and increasing our proven and probable coal reserves through acquisitions of leases and producing properties.

Our planned mine development projects and acquisition activities may not result in significant additional proven and probable coal reserves and we may not have continuing success developing additional mines. A substantial portion of our proven and probable coal reserves is not located adjacent to current operations and will require significant capital expenditures to develop. In order to develop our proven and probable coal reserves, we must receive various governmental permits. We make no assurances that we will be able to obtain the governmental permits that we would need to continue developing our proven and probable coal reserves.

Our mining operations are conducted on properties owned or leased by us. We may not be able to negotiate new leases from private parties or obtain mining contracts for properties containing additional proven and probable coal reserves or maintain our leasehold interest in properties on which mining operations are not commenced during the term of the lease.

Fluctuations in transportation costs, the availability or reliability of transportation facilities and our dependence on a single rail carrier for transport from certain of our mining complexes could affect the demand for our coal or temporarily impair our ability to supply coal to our customers.

Coal producers depend upon rail, barge, truck, overland conveyor, ocean-going vessels and port facilities to deliver coal to customers. While our coal customers typically arrange and pay for transportation of coal from the mine or port to the point of use, disruption of these transportation services because of weather-related problems, infrastructure damage, strikes, lock-outs, lack of fuel or maintenance items, transportation delays, lack of port capacity or other events could temporarily impair our ability to supply coal to customers and thus could adversely affect our results of operations, cash flows and financial condition.

Transportation costs represent a significant portion of the total cost of coal for our customers, and the cost of transportation is an important factor in a customer’s purchasing decision. Increases in transportation costs, including increases resulting from emission control requirements and fluctuations in the price of diesel fuel and demurrage, could make coal a less competitive source of energy when compared to alternative fuels such as natural gas, or could make Appalachian or Illinois Basin coal production less competitive than coal produced in other regions of the United States or abroad. One of our coal supply agreements, which accounts for less than 10% of 2008 tons sold, permits the customer to terminate such agreement if the barge transportation rates applicable to our shipments increase by more than a specified amount and we do not agree to reduce our selling price by the excess over such amount.

Significant decreases in transportation costs could result in increased competition from coal producers in other parts of the country and from abroad. Coordination of the many eastern loading facilities, the large number of small shipments, terrain and labor issues all combine to make shipments originating in the Eastern United States inherently more expensive on a per ton-mile basis than shipments originating in the Western United States. Historically, high coal transportation rates from the western coal producing areas into Central Appalachian markets limited the use of western coal in those markets. However, a decrease in rail rates from the western coal producing areas to markets served by eastern U.S. producers could create major competitive challenges for eastern producers. Increased competition due to changing transportation costs could have an adverse effect on our business, financial condition and results of operations.

Coal produced at certain of our mining complexes is transported to its customers by a single rail carrier. If there are significant disruptions in the rail services provided by that carrier or if the rail rates rise significantly, then costs of transportation for our coal could increase substantially. Additionally, if there are disruptions of the transportation services provided by the railroad and we are unable to find alternative transportation providers to ship our coal, our business and profitability could be adversely affected.

Failure to obtain or renew surety bonds in a timely manner and on acceptable terms could affect our ability to secure reclamation and employee-related obligations, which could adversely affect our ability to mine coal.

U.S. federal and state laws require us to secure certain of our obligations relating to reclaiming lands used for mining, paying federal and state workers’ compensation, and satisfying other miscellaneous obligations. The primary method for us to meet those obligations is to provide a third-party surety bond or letters of credit. As of December 31, 2008, we had outstanding surety bonds and letters of credit aggregating $505.8 million, of which $227.7 million was for post-mining reclamation, $189.5 million related to workers’ compensation obligations, $49.9 million was for retiree health obligations, $13.4 million was for coal lease obligations and $25.3 million was for other obligations (including collateral for surety companies and bank guarantees, road maintenance and performance guarantees). These bonds are typically renewable on an annual basis and the letters of credit are available through our credit facility.

The current economic recession and volatility and disruption in the credit markets could result in surety bond issuers deciding not to continue to renew the bonds or to demand additional collateral upon those renewals. Our failure to maintain, or inability to acquire, surety bonds or to provide a suitable alternative would have a material adverse effect on us. That failure could result from a variety of factors including lack of availability, higher expense or unfavorable market terms of new surety bonds, restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of our credit facility and the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

If our business does not generate sufficient cash for operations, we may not be able to repay borrowings under our credit facility or fund other liquidity needs, and the amount of our indebtedness could affect our ability to grow and compete.

Our ability to pay principal and interest on our debt and to refinance our debt, if necessary, will depend upon the operating performance of our subsidiaries. Our business may not generate sufficient cash flows from operations, and future borrowings may not be available to us under our credit facility or otherwise in an amount sufficient to enable us to repay any borrowings under our credit facility or convertible debt or to fund our other liquidity needs. We also have significant lease and long-term royalty obligations. Our ability to meet our debt, lease and royalty obligations will depend upon the operating performance of our subsidiaries, which will be affected by economic conditions and a variety of other business factors, many of which are beyond our control.

The amount of our indebtedness, as well as the recent global recession, could have significant consequences, including, but not limited to: (i) limiting our ability to pay principal on our obligations; (ii) limiting our ability to refinance the revolver under our credit facility, which expires October 2011, or our convertible debt, which matures on May 31, 2013, on commercially reasonable terms, or terms acceptable to us or at all; (iii) limiting our ability to obtain additional financing to fund capital expenditures, future acquisitions, working capital or other general corporate requirements; (iv) placing us at a competitive disadvantage with competitors with lower amounts of debt; and (v) limiting our flexibility in planning for, or reacting to, changes in the coal industry. Any inability by us to obtain financing in the future on favorable terms could have a negative effect on our results of operations, cash flows and financial condition.

The acquisition of Magnum presents integration challenges and incremental costs.

The acquisition of Magnum was consummated on July 23, 2008. While we have made significant progress towards the integration of the two companies, we may face challenges in combining Magnum’s operations into our operations in a timely and efficient manner. The integration of the two companies requires resources and management attention in the areas of information technology, human resources, land management and finance. The failure to successfully integrate Magnum and to successfully manage the challenges presented by the integration process may result in us not achieving the anticipated benefits of the merger. Although we expect that the realization of efficiencies related to the integration of the businesses will offset incremental integration and restructuring costs over time, we cannot give any assurance that this net benefit will be achieved in the near term, if at all.

The covenants in our credit facility and other debt indentures impose restrictions that could limit our operational and financial flexibility.

The credit facility contains certain customary covenants, including financial covenants limiting our total indebtedness (maximum leverage ratio of 2.75) and requiring minimum EBITDA coverage of interest expense (minimum interest coverage ratio of 4.0), as well as certain limitations on, among other things, additional debt, liens, investments, acquisitions and capital expenditures, future dividends, common stock repurchases and asset sales. Compliance with debt covenants may limit our ability to draw on our credit facility. In addition, the indenture for our convertible notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes. These and other provisions could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to our stockholders.

Inaccuracies in our estimates of economically recoverable coal reserves could result in lower than expected revenues, higher than expected costs or decreased profitability.

We base our proven and probable coal reserve information on engineering, economic and geological data assembled and analyzed by our staff, which includes various engineers and geologists, and outside firms. The reserve estimates as to both quantity and quality are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions relating to geological and mining conditions, relevant historical production statistics, the assumed effects of regulation and taxes, future coal prices, operating costs, mining technology improvements, development costs and reclamation costs.

For these reasons, estimates of the economically recoverable quantities and qualities attributable to any particular group of properties, classifications of coal reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our proven and probable coal reserves may vary materially from estimates. These estimates, thus, may not accurately reflect our actual coal reserves. Any inaccuracy in our estimates related to our proven and probable coal reserves could result in lower than expected revenues, higher than expected costs or decreased profitability.

Our ability to operate our company effectively could be impaired if we lose key personnel or fail to attract qualified personnel.

We manage our business with a number of key personnel, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

We could be adversely affected by a decline in the creditworthiness or financial condition of our customers.

A substantial portion of our revenues is generated through sales to a marketing affiliate of Peabody, and we supply coal to Peabody on a contract basis so Peabody can meet its commitments under pre-existing customer agreements sourced from our operations. Our remaining sales are made directly to electric utilities, industrial companies and steelmakers.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base has changed with deregulation as some utilities have sold their power plants to their non-regulated affiliates or third parties. These new power plant owners or other customers may have credit ratings that are below investment grade. If the creditworthiness of our customers declines significantly and customers fail to stay current on their payments, our business could be adversely affected.

In addition, many companies are struggling to maintain their business given the current economic conditions. If any of our customers are significantly and negatively impacted by the current economic conditions, or by other business factors, our results of operations and financial condition could be materially adversely affected.

Any defects in title of leasehold interests in our properties could limit our ability to mine these properties or could result in significant unanticipated costs.

We conduct a significant part of our mining operations on properties that we lease. These leases were entered into over a period of many years by certain of our predecessors and title to our leased properties and mineral rights may not be thoroughly verified until a permit to mine the property is obtained. Our right to mine some of our proven and probable coal reserves may be materially adversely affected if there were defects in title or boundaries. In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we may in the future have to incur unanticipated costs, which could adversely affect our profitability.

The ownership and voting interest of Patriot stockholders could be diluted as a result of the issuance of shares of our common stock to the holders of convertible notes upon conversion.

The issuance of shares of our common stock upon conversion of the convertible notes could dilute the interests of Patriot’s existing stockholders. The convertible notes are convertible at the option of the holders during the period from issuance to February 15, 2013 into a combination of cash and shares of our common stock, unless we elect to deliver cash in lieu of the common stock portion. The number of shares of our common stock that we may deliver upon conversion will depend on the price of our common stock during an observation period as described in the indenture. Specifically, the number of shares deliverable upon conversion will increase as the common stock price increases above the conversion price of $67.67 per share during the observation period. The maximum number of shares that we may deliver is 2,955,560. However, if certain fundamental changes occur in our business that are deemed “make-whole fundamental changes” as defined by the indenture, the number of shares deliverable on conversion may increase, up to a maximum amount of 4,137,788 shares. These maximum amounts, the conversion rate and conversion price are subject to adjustment for certain dilutive events, such as a stock split or a distribution of a stock dividend.

The net share settlement feature of our convertible notes may have adverse consequences on our liquidity.

We will pay an amount in cash equal to the aggregate principal portion of our convertible notes calculated as described under the indenture for the convertible notes. Because we must settle at least a portion of the conversion obligation with regard to the convertible notes in cash, the conversion of our convertible notes may significantly reduce our liquidity.

Peabody and its shareholders who received Patriot shares at the time of the spin-off could be subject to material amounts of taxes if the spin-off is determined to be a taxable transaction.

On September 26, 2007, Peabody received a ruling from the IRS to the effect that the spin-off qualified as a tax-free transaction under Section 355 of the Code. The IRS did not rule on whether the spin-off satisfied certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Therefore, in addition to obtaining the ruling from the IRS, Peabody received a favorable opinion from Ernst & Young LLP as to the satisfaction of these qualifying conditions required for the application of Section 355 to the spin-off. Ernst & Young LLP’s tax opinion is not binding on the IRS or the courts.

The letter ruling and the Ernst & Young LLP opinion relied on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the letter ruling nor the Ernst & Young LLP opinion would be valid if such representations, assumptions and undertakings were incorrect. Moreover, the letter ruling did not address all of the issues that are relevant to determining whether the distribution would qualify for tax-free treatment. Notwithstanding the letter ruling and the Ernst & Young LLP opinion, the IRS could determine that the distribution should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings that were included in the request for the letter ruling are false or have been violated or if it disagrees with the conclusions in the Ernst & Young LLP opinion that are not covered by the letter ruling. If, notwithstanding the letter ruling and opinion, the spin-off is determined to be a taxable transaction, Peabody shareholders who received Patriot shares at the time of the spin-off and Peabody could be subject to material amounts of taxes.

Patriot could be liable to Peabody for adverse tax consequences resulting from certain change in control transactions and therefore could be prevented from engaging in strategic or capital raising transactions.

Peabody could recognize taxable gain if the spin-off is determined to be part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in either Peabody or Patriot. Under the Code, any acquisitions of Peabody or Patriot within the four-year period beginning two years before the date of the spin-off are presumed to be part of such a plan unless they are covered by at least one of several mitigating rules established by IRS regulations. Nonetheless, a merger, recapitalization or acquisition, or issuance or redemption of Patriot common stock after the spin-off could, in some circumstances, be counted toward the 50% change of ownership threshold. The tax separation agreement precludes Patriot from engaging in some of these transactions unless Patriot first obtains a tax opinion acceptable to Peabody or an IRS ruling to the effect that such transactions will not result in additional taxes. The tax separation agreement further requires Patriot to indemnify Peabody for any resulting taxes regardless of whether Patriot first obtains such opinion or ruling. As a result, Patriot may not be able to engage in strategic or capital raising transactions that stockholders might consider favorable, or to structure potential transactions in the manner most favorable to Patriot.

Although not required pursuant to the terms of the tax separation agreement, in connection with the execution of the Magnum merger agreement, Patriot obtained an opinion dated April 2, 2008 from Ernst & Young LLP to the effect that the issuance of the Patriot common stock pursuant to the merger agreement would not result in an acquisition of a 50% or greater interest in Patriot within the meaning of Sections 355(d)(4) and (3)(4)(A) of the Code.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.

Terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers or the economy as a whole may materially adversely affect our operations or those of our customers. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. Any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Environmental and Other Regulation

New and significantly more stringent environmental laws and regulations may be adopted which could materially adversely affect our mining operations, cost structure or our customers’ ability to use coal.

Most producers of coal, and particularly those involved in mountaintop mining, are being impacted by governmental regulations and enforcement to a much greater extent than just a few years ago. Considerable uncertainty is associated with many of these potential changes, but the U.S. Environmental Protection Agency (“EPA”) as well as state regulators are increasingly focused on initiatives that have or are expected to result in increased administrative costs, in difficulty obtaining new permits, in particular for our mountaintop removal mining operations, and in a potential reduction in the demand for coal. For instance, the Council on Environmental Quality announced in June 2009 that the EPA, the Department of the Interior (DOI) and the Army Corps of Engineers (Corps) had entered into a Memorandum of Understanding and Interagency Action Plan on Appalachian Surface Coal Mining (IAP) which is designed to coordinate actions between the agencies and to increase Federal scrutiny and oversight of State permitting, enforcement and other activities affecting Appalachian surface mining all with the goal of reducing the environmental impacts of mountaintop removal coal mining in West Virginia and other Appalachian states. Among other things, the IAP sets forth a proposal to prohibit use of the general Nationwide Permit 21 for surface coal mining operations and a commitment by DOI to issue guidance clarifying the rules on the use of valley fills within a set distance of a stream. The IAP also states that there will be a general review of how surface mining is evaluated, authorized and regulated under the Clean Water Act, which may lead to further changes to relevant laws or enforcement thereof. Pursuant to the IAP, EPA and the Corps have issued enhanced coordination procedures for pending permits that would expedite review and final decisions for certain of our pending Clean Water Act Section 404 permit applications. In addition, the EPA also announced in April 2009 that it has taken formal steps to declare the emission of carbon dioxide to be an endangerment to human health, which could result in increased costs to our customers and a decrease in their usage of coal as well as possible movement to alternative forms of electrical generation. These are but two examples of recent trends in environmental legislation and enforcement that could materially adversely affect our results of operations, cash flows and financial conditions.

Concerns about the environmental impacts of air emissions relating to coal mining and coal combustion, particularly the impact of greenhouse gas emissions on global climate change, are resulting in increased regulation of our industry and could significantly affect demand for our products and adversely affect our results of operations, cash flows and financial condition.

Our operations and those of our customers are subject to extensive environmental regulation relating to air emissions of pollutants, including sulfur dioxide, nitrogen oxide, mercury, and particulate matter. Costs related to these requirements can be significant, particularly for our customers. As environmental regulation and enforcement becomes more stringent over time, these costs are likely to increase and could have an adverse effect on our results of operations, cash flows and financial condition.

Considerable and increasing government attention in the United States and elsewhere is being paid to reducing greenhouse gas emissions, particularly from coal combustion power plants, which are the largest end-users of our coal. Legislators are considering the passage of significant new laws and regulators are considering using existing laws, including the Clean Air Act, to limit greenhouse gas emissions, and tax incentives and other measures are being imposed or offered by various laws and governmental agencies with the ultimate goal of reducing greenhouse gas emissions. For instance, Congress is expected to evaluate greenhouse gas legislation, perhaps in the coming year, and the EPA currently is seeking public comment on the feasibility of regulating greenhouse gas emissions under the Clean Air Act. The EPA has also announced that it will reconsider an interpretive memo it had released in December 2008 declaring that carbon dioxide is not currently subject to regulation under the Clean Air Act’s Prevention of Significant Deterioration permit program, and will publish a notice of proposed rulemaking relating to that reconsideration in the near future. Many states have adopted measures, sometimes as part of a regional collaboration, to reduce greenhouse gases generated within their own jurisdiction. These measures include emission regulations, mandates for utilities to generate a portion of their electricity without using coal, incentives or goals for generating electricity using renewable resources, and moratoriums on new coal fueled power plants. Some municipalities have also adopted similar measures. As new requirements are imposed, we and our customers may be materially adversely affected.

Demand for and use of coal also may be limited by any global treaties which place restrictions on carbon dioxide emissions. As part of the United Nations Framework Convention on Climate Change, representatives from 187 nations met in Bali, Indonesia in December 2007 to discuss a program to limit greenhouse gas emissions after 2012. The United States participated in the conference. The convention adopted what is called the “Bali Action Plan.” The Bali Action Plan contains no binding commitments, but concludes that “deep cuts in global emissions will be required” and provides a timetable for two years of talks to shape the first formal addendum to the 1992 United Nations Framework Convention on Climate Change treaty since the Kyoto Protocol. The ultimate outcome of the Bali Action Plan, and any treaty or other arrangement ultimately adopted by the United States or other countries, may have an adverse impact on the global supply and demand for coal, which in turn could have an adverse impact on our business.

In addition, proposed coal-fueled electric generating facilities are facing both increasing opposition, including through litigation, from environmental groups who are concerned with, among other things, global climate change as well as the uncertain financial impact of potential greenhouse gas regulations.

As a result of all of the above, certain power generating companies may reconsider plans to build or significantly modify coal-fueled plants or may elect to build capacity using alternative forms of electrical generation in the near-term and beyond. Any movement away from the use of coal could adversely affect our results of operations, cash flows and financial condition.

We may be unable to obtain, renew or comply with permits necessary for our operation, which could reduce our production, cash flows and profitability.

Mining companies must obtain numerous permits and approvals that impose strict requirements relating to environmental and safety matters. These include permits issued by various federal and state agencies and regulatory bodies. We have at times been unable to comply with all applicable requirements, and such failure has resulted in the past, and may in the future result in, lawsuits against us by regulators or private parties and has in the past and may in the future require us to pay material fines or penalties. In addition, because the permitting rules are complex, change frequently and have become more stringent over time, it may be even more difficult or even impossible to obtain, renew or comply with applicable requirements in the future, which could preclude continuing or future mining operations.

Private individuals and the public have certain rights to comment upon, submit objections to, and otherwise engage in the permitting process, including through court intervention. Some permit programs necessary to the operation of coal companies, such as the authorizations issued under Section 404 of the Clean Water Act, have been subject to recent and significant legal challenges. In addition, companies in the coal industry, including some of our subsidiaries, have been subject to a number of governmental investigations and court cases relating to a failure to comply with the terms of existing Clean Water Act permits or objecting to the issuance or terms of Clean Water Act permits. As a result of the foregoing, it has become more difficult, takes longer and costs more to obtain and maintain permits necessary for our operations, and in some cases the permits we need may not be issued, maintained or renewed in a timely fashion, may be subject to additional future challenges and may impose extremely burdensome conditions on our operations and activities. In addition, we have recently been issued court orders or have settled cases relating to Clean Water Act permits and we may in the future be issued additional court orders or be required to enter into new settlements, all of which may require us to pay material fines or penalties, undertake time-consuming and expensive investigations, and make changes or shutdown some of our operations. Any of the foregoing could materially adversely affect our production, results of operations, cash flows and financial condition.

Like many of our competitors, we cannot always completely comply with permit restrictions relating to the discharge of selenium into surface water, which has led to court challenges and related orders and settlements, has required us to pay fines and penalties, is requiring us to incur other significant costs and may be difficult to resolve in a timely basis given current technology.

Selenium is a naturally occurring substance that is discharged to surface water when our mine tailings are exposed to rain and other natural elements. Many coal companies that have surface mining operations in Appalachia have similar risks relating to the discharge of selenium. Some of our permits have currently effective limits on the selenium that can be discharged, and other permits have limits that will be effective in the future. There is currently no reasonably available technology that has been proven to effectively address selenium exceedances in permitted water discharges, and as a result the West Virginia Department of Environmental Protection (WVDEP) deferred most of the obligations of our company and of other coal companies to comply with any selenium discharge limit obligations until April 2010. However, a federal court decision determined that the deferral of the obligations with respect to a permit of Apogee Coal Company, LLC (Apogee), one of Magnum’s subsidiaries, failed to meet certain procedural requirements, and as a result ordered Apogee to develop and implement a treatment plan relating to the outfalls governed by that permit, or to show cause of its inability to do so. In addition, as a result of a lawsuit filed by the WVDEP in state court in West Virginia, Hobet Mining, LLC (Hobet), a subsidiary of Magnum, has entered into a settlement agreement with the WVDEP requiring Hobet to pay fines and penalties with respect to past violations of selenium limitations under four NPDES permits, to meet permit limitations on selenium by December 31, 2009 with respect to one permit, and to study potential treatments to address the selenium discharges.

As a result of the above, we are actively engaged in studying potential solutions to controlling selenium discharges and we have been installing test treatment facilities at various permitted outfalls. Because the levels and frequency of selenium discharges at any given outfall will be different, the solution for each outfall may be very different and a variety of solutions will therefore ultimately be required. The potential solutions identified to date, some of which have been provided to the federal court in West Virginia, have not been proven to be effective and otherwise may not be feasible due to a range of problems concerning technological issues, prohibitive implementation costs and other issues. While we are actively continuing to explore options, there can be no assurance as to when a definitive solution will be identified and implemented. As a result, it is possible that we will be unable to meet either the court order or WVDEP settlement deadlines or the ultimate April 2010 deadline. While these selenium discharge issues generally relate to historical rather than ongoing mining operations, any failure to meet the deadlines or to otherwise comply with selenium limits in our permits could result in further litigation against us, an inability to obtain new permits or to maintain existing permits, the incurrence of significant and material fines and penalties or other costs and could otherwise materially adversely affect our results of operations, cash flows and financial condition.

Any restrictions on the disposal of mining spoil material could significantly increase our operating costs and materially harm our financial condition and operating results.

As is the case with other coal mining companies operating in Appalachia, our construction and mining activities, including our mountaintop removal mining operations, frequently require, and depend on, the use of valley fills for the disposal of excess spoil (rock and soil material). These operations require us to obtain Section 404 Clean Water Act permits from ACOE to construct and operate valley fills and surface impoundments.

During the last few years, certain environmental groups have filed lawsuits challenging the ACOE’s authority to issue Section 404 Clean Water Act permits relating to valley fills and surface impoundments and, in some instances, environmental groups have also sought to enjoin the use of such permits previously issued by the ACOE. While a recent federal court decision held that ACOE had the authority to issue certain 404 Clean Water Act permits known as individual permits, other court cases permitting the issuance of certain 404 Clean Water Act permits known as nationwide permits are still under appeal. In addition, as noted above, the IAP entered in June 2009 sets forth a proposal to prohibit the use of nationwide permits for surface coal mining operations, and to issue guidance clarifying the rules on the use of valley fills within a set distance of a stream. As a result, there can be no assurance that future laws or judicial rulings will not adversely affect the issuance of or the renewal or ongoing use of valley fill or surface impoundment permits under the Clean Water Act. If these mining methods are limited or prohibited, it could significantly increase our operational costs and make it more difficult to economically recover a significant portion of our reserves. In the event that we cannot increase the price we charge for coal to cover the higher production costs without reducing customer demand for our coal, there could be an adverse effect on our financial condition and results of operations.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

Certain of our current and historical coal mining operations have used hazardous materials and, to the extent that such materials are not recycled, they could become hazardous waste. We may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts and other damages, as well as for natural resource damages and the investigation and remediation of soil, surface water, groundwater, and other media under laws such as CERCLA, commonly known as Superfund. Such claims may arise, for example, out of current or former conditions at sites that we own or operate currently, as well as at sites that we and companies we acquired owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Liability may be without regard to fault and may be strict, joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share.

We maintain coal slurry impoundments at a number of our mines. Such impoundments are subject to extensive regulation. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as streams or bodies of water and wildlife, as well as related personal injuries and property damages which in turn can give rise to extensive liability. Some of our impoundments overlie areas where some mining has occurred, which can pose a heightened risk of failure and of damages arising out of failure. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties. A recent well publicized failure of an ash slurry impoundment maintained by the Tennessee Valley Authority has led to new legislative and regulatory proposals that, if enacted, may impose significant obligations on us or our customers. In addition, the EPA administrator has publicly called for more inspections of coal slurry impoundments.

These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could adversely affect us.

Our mining operations are extensively regulated, which imposes significant costs on us, and future regulations or violations of regulations could increase those costs or limit our ability to produce coal.

Federal and state authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, the protection of the environment, plants and wildlife, reclamation and restoration of mining properties after mining is completed, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. In addition, significant legislation mandating specified benefits for retired coal miners affects our industry. The costs, liabilities and requirements associated with these regulations are often costly and time-consuming and may delay commencement or continuation of exploration or production. New or revised legislation or administrative regulations (or judicial or administrative interpretations of existing laws and regulations), including proposals related to the protection of the environment or employee health and safety that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs, which may materially adversely affect our mining operations and our cost structure. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use. These factors could have a material adverse effect on our results of operations, cash flows and financial condition.

In the event of certain violations of safety rules, the Mine Safety and Health Administration may order the temporary closure of mines. Our customers may challenge our issuance of force majeure notices in connection with such closures. If these challenges are successful, we could be obligated to make up lost shipments, to reimburse customers for the additional costs to purchase replacement coal, or, in some cases, to terminate certain sales contracts.

We are involved in legal proceedings that if determined adversely to us, could significantly impact our profitability, financial position or liquidity.

We are involved in various legal proceedings that arise in the ordinary course of business. Some of the lawsuits seek fines or penalties and damages in very large amounts, or seek to restrict our business activities. In particular, we are subject to legal proceedings relating to our receipt of and compliance with permits under the Clean Water Act and to other legal proceedings relating to environmental matters involving current and historical operations and ownership of land. It is currently unknown what the ultimate resolution of these proceedings will be, but the costs of resolving these proceedings could be material, and could result in an obligation to change our operations in a manner that could have an adverse effect on us.

We have significant reclamation and mine closure obligations. If the assumptions underlying our accruals are inaccurate, we could be required to expend greater amounts than anticipated.

The Surface Mining Control and Reclamation Act of 1977, or SMCRA, establishes operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. We calculated the total estimated reclamation and mine-closing liabilities according to the guidance provided by U.S. accounting standards. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our engineering expertise related to these requirements. As of December 31, 2008, we had accrued reserves of $121.6 million for reclamation liabilities and mine closures and an additional $102.6 million for medical benefits for employees due to mine closure. The estimate of ultimate reclamation liability is reviewed annually by our management and engineers. The estimated liability could change significantly if actual costs vary from assumptions, if the underlying facts change or if governmental requirements change significantly.

If our assumptions regarding our likely future expenses related to employee benefit plans are incorrect, then expenditures for these benefits could be materially higher than we have assumed.

We provide post-retirement health and life insurance benefits to eligible union and non-union employees. We calculated the total accumulated postretirement benefit obligation according to the guidance provided by U.S. accounting standards. We estimated the present value of the obligation to be $1.1 billion as of December 31, 2008. We have estimated these unfunded obligations based on actuarial assumptions described in the notes to our consolidated financial statements. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher.

Due to our participation in multi-employer pension plans and statutory retiree healthcare plans, we may have exposure that extends beyond what our obligations would be with respect to our employees.

Certain of our subsidiaries participate in two defined benefit multi-employer pension funds that were established as a result of collective bargaining with the UMWA pursuant to the 2007 NBCWA as periodically negotiated. These plans provide pension and disability pension benefits to qualifying represented employees retiring from a participating employer where the employee last worked prior to January 1, 1976, in the case of the UMWA 1950 Pension Plan, or after December 31, 1975, in the case of the UMWA 1974 Pension Plan. In December 2006, the 2007 NBCWA was signed, which required funding of the 1974 Pension Plan through 2011 under a phased funding schedule. The funding is based on an hourly rate for active UMWA workers. Under the labor contract, the per hour funding rate increased to $3.50 in 2008 and will increase each year thereafter until reaching $5.50 in 2011. Our subsidiaries with UMWA-represented employees are required to contribute to the 1974 Pension Plan at the new hourly rates. Contributions to these funds could increase as a result of future collective bargaining with the UMWA, a shrinking contribution base as a result of the insolvency of other coal companies who currently contribute to these funds, lower than expected returns on pension fund assets or other funding deficiencies.

The 2006 Act authorized $490 million in general fund revenues to pay for certain benefits, including the healthcare costs under the Combined Fund, 1992 Benefit Plan and 1993 Benefit Plan for “orphans” who are retirees and their dependents. Under the 2006 Act, these orphan benefits will be the responsibility of the federal government on a phased-in basis through 2012. If Congress were to amend or repeal the 2006 Act or if the $490 million authorization were insufficient to pay for these healthcare costs, certain of our subsidiaries, along with other contributing employers and their affiliates, would be responsible for the excess costs. Our aggregate cash payments to the Combined Fund, 1992 Benefit Plan and 1993 Benefit Plan were $17.9 million and $21.4 million during 2008 and 2007, respectively.

We could be liable for certain retiree healthcare obligations to be assumed by Peabody in connection with the spin-off.

In connection with the spin-off, a Peabody subsidiary assumed certain retiree healthcare obligations of Patriot and its subsidiaries having a present value of $597.6 million as of December 31, 2008. These obligations arise under the Coal Act, the 2007 NBCWA and predecessor agreements and a subsidiary’s salaried retiree healthcare plan.

Although the Peabody subsidiary is obligated to pay such obligations, certain Patriot subsidiaries also remain jointly and severally liable for the Coal Act obligations, and secondarily liable for the assumed 2007 NBCWA obligations and retiree healthcare obligations for certain participants under a subsidiary’s retiree healthcare plan. As a consequence, Patriot’s recorded retiree healthcare obligations and related cash costs could increase substantially if the Peabody subsidiary would fail to perform its obligations under the liability assumption agreements. These additional liabilities and costs, if incurred, could have a material adverse effect on our results of operations, cash flows and financial condition.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges presented below should be read together with the financial statements and the notes accompanying them and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2008, incorporated by reference into this prospectus. For purposes of the computation of the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in a consolidated subsidiary and income from equity investees plus fixed charges and distributed income of equity investees. Fixed charges consist of interest expense on all indebtedness plus the interest component of lease rental expense.

	Year Ended		Year Ended	Year Ended		Year Ended		Year Ended
	December 31,		December 31,	December 31,		December 31,		December 31,
	2008		2007	2006		2005		2004

Ratio of earnings to fixed charges(1)	6.2	x	N/A	1.9	x	2.7	x	N/A

(1)	Earnings were insufficient to cover fixed charges by $102.5 million and $72.6 million for the years ended December 31, 2007 and 2004, respectively.

USE OF PROCEEDS

Unless otherwise indicated in the prospectus supplement, we will use all or a portion of the net proceeds from the sale of our securities offered by this prospectus and the prospectus supplement for general corporate purposes. General corporate purposes may include repayment of other debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement. The net proceeds may be invested temporarily or applied to repay short-term or revolving debt until they are used for their stated purpose.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based upon our certificate of incorporation (“Certificate of Incorporation”), our bylaws (“Bylaws”), the Rights Agreement dated as of October 22, 2007, as amended, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (“Rights Agreement”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are incorporated by reference in the registration statement for these securities that we have filed with the SEC and have been filed as exhibits to our 10-K for the year ended December 31, 2008. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.

Certain provisions of the Delaware General Corporation Law (“DGCL”), the Certificate of Incorporation and the Bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for its shares. See also “Anti-Takeover Effects of Provisions of Delaware Law and Patriot’s Charter and By-Laws.”

Patriot’s authorized capital stock consists of 100 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share. The authorized preferred shares include 1 million shares of Series A Junior Participating Preferred Stock. At the close of business on March 31, 2009, approximately 78,125,159 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Description of Common Stock

Dividends

Subject to preferences that may be applicable to any series of preferred stock, the owners of Patriot common stock may receive dividends when declared by the board of directors out of funds legally available for the payment of dividends. All decisions regarding the declaration and payment of dividends will be evaluated from time to time in light of Patriot’s financial condition, earnings, growth prospects, funding requirements, applicable law and other factors the Patriot board of directors deems relevant.

Voting Rights

Each share of common stock is entitled to one vote in the election of directors and all other matters submitted to stockholder vote. Except as otherwise required by law or provided in any resolution adopted by Patriot’s board of directors with respect to any series of preferred stock, the holders of Patriot common stock possess all voting power. No cumulative voting rights exist. In general, all matters submitted to a meeting of stockholders, other than as described below, are decided by vote of a majority of the shares of Patriot’s common stock present in person or represented by proxy at the meeting and entitled to vote on the matter. Directors are elected by a plurality of the shares of Patriot’s common stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The approval of at least 75% of the shares of Patriot’s outstanding common stock entitled to vote is necessary to approve certain actions, such as amending the provisions of Patriot’s by-laws or certificate of incorporation relating to the plurality voting standard for the election of directors, the number and manner of election and removal of directors, the classified nature of Patriot’s board of directors, the manner of filling vacancies thereon or prohibiting action by the stockholders by written consent, or electing a director to fill a vacancy if the stockholders’ power to do so is expressly conferred by applicable Delaware law. Other amendments to Patriot’s by-laws and certificate of incorporation, and certain extraordinary transactions (such as a merger or consolidation involving Patriot or a sale of all or substantially all of the assets of Patriot), must be approved by a majority of Patriot’s outstanding common stock entitled to vote.

Liquidation Rights

If Patriot liquidates, dissolves or winds-up its business, whether voluntarily or not, Patriot’s common stockholders will share equally in the distribution of all assets remaining after payment to creditors and preferred stockholders.

Preemptive Rights

The common stock does not carry preemptive or similar rights.

Listing

Patriot’s common stock is listed on the New York Stock Exchange under the trading symbol “PCX.”

Transfer Agent and Registrar

The transfer agent and registrar for Patriot’s common stock is American Stock Transfer & Trust Company.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable Patriot’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Patriot by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Patriot’s management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Patriot’s Charter and By-Laws

Delaware Law

Patriot is subject to the provisions of Section 203 of the Delaware General Corporation Law, which applies to a broad range of business combinations between a Delaware corporation and an interested stockholder. The Delaware law definition of business combination includes mergers, sales of assets, issuances of voting stock and certain other transactions. An interested stockholder is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation.

Section 203 prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless:

•	the board of directors approved the business combination before the stockholder became an interested stockholder, or the board approved the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and other than shares held by certain employee stock plans;

•	or the board approved the business combination after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder.

These limitations on business combinations with interested stockholders do not apply to a corporation that does not have a class of stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

The provisions of Section 203 may encourage companies interested in acquiring Patriot to negotiate in advance with Patriot’s board of directors because the stockholder approval requirement would be avoided if Patriot’s board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in Patriot’s board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Certificate of Incorporation; By-Laws

Patriot’s certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of Patriot by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Classes of Preferred Stock.  Under Patriot’s certificate of incorporation, Patriot’s board of directors has the full authority permitted by Delaware law to determine the voting rights, if any, and designations, preferences, limitations and special rights of any class or any series of any class of the preferred stock, which may be greater than those of Patriot’s common stock. The effects of the issuance of a new series or class of preferred stock might include, among other things, restricting dividends on Patriot’s common stock, diluting the voting power of Patriot’s common stock, impairing the liquidation rights of Patriot’s common stock, or delaying or preventing a change in control of Patriot.

Removal of Directors; Filling Vacancies.  Patriot’s certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. Additionally, only Patriot’s board of directors will be authorized to fix the number of directors and to fill any vacancies on Patriot’s board. These provisions could make it more difficult for a potential acquirer to gain control of Patriot’s board.

Stockholder Action.  Patriot’s certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Patriot’s certificate of incorporation and by-laws provide that special meetings of stockholders can be called only by Patriot’s Chief Executive Officer or pursuant to a resolution adopted by Patriot’s board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders.

Advance Notice Procedures.  Patriot’s by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of Patriot’s board, the chairman of the board, or by a stockholder who has given timely written notice to the secretary of Patriot prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting Patriot delivers or by, or at the direction of, the chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of Patriot of his intention to raise those matters at the annual meeting. If the chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Classified board of directors.  Patriot’s certificate of incorporation provides for Patriot’s board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of Patriot’s board will be elected each year. Under Section 141 of the Delaware General Corporation Law, directors serving on a classified Board can only be removed for cause. The initial term of Class I directors expired in 2008, the initial term of Class II directors expires in 2009 and the initial term of Class III directors expires in 2010. After the initial term of each class, Patriot’s directors will serve three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Patriot’s board currently consists of ten directors.

The provision for a classified board could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of Patriot’s board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for Patriot’s shares or otherwise attempting to obtain control of Patriot and could increase the likelihood that Patriot’s incumbent directors will retain their positions.

Amendments.  Patriot’s certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend the provisions of Patriot’s certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of Patriot’s directors, the classified board and the removal of directors. Patriot’s certificate of incorporation further provides that Patriot’s by-laws may be amended by Patriot’s board or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, voting together as a single class.

Rights Agreement

Patriot’s board of directors adopted a Rights Agreement dated as of October 22, 2007, as amended. Under the rights agreement, one preferred share purchase right was issued for each outstanding share of common stock.

Purchase Price

Once the rights become exercisable, each right will entitle the registered holder to purchase from Patriot one-half of one one-hundredths of a share of Patriot’s Series A Junior Participating Preferred Stock, or preferred shares, par value $0.01 per share, at a price of $125 per one-half of one one-hundredths of a preferred share, subject to adjustment.

Flip-In

In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise at a price equal to one-half the exercise price that number of shares of Patriot’s common stock having a market value equal to the full exercise price of the right.

Flip-Over

If Patriot is acquired in a merger or other business combination transaction or 50% or more of Patriot’s combined assets or earning power are sold after a person or group acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive upon exercise at a price equal to one-half the exercise price that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value equal to the full exercise price of the right.

Distribution Date

The distribution date is the earlier of: (1) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of Patriot’s outstanding common stock; or (2) 10 business days (or such later date as may be determined by action of Patriot’s board of directors prior to such time as any person or group of affiliated persons acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of Patriot’s outstanding common stock.

Transfer and Detachment

Until the distribution date, the rights will be evidenced by book entry in Patriot’s direct registration system. Until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the common stock, and transfer of those shares will also constitute transfer of the rights.

Exercisability

The rights are not exercisable until the distribution date. The rights will expire at the earliest of (1) October 22, 2017, unless that date is extended, (2) the time at which Patriot redeems the rights, as described below, or (3) the time at which Patriot exchanges the rights, as described below.

Adjustments

The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to preferred shares. The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of Patriot’s common stock or a stock dividend on Patriot’s common stock payable in common stock or subdivisions, consolidations or combinations of Patriot’s common stock. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

Preferred Shares

Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to the greater of (a) a minimum preferential quarterly dividend payment of $1.00 per share and (b) 200 times the aggregate dividend declared per share of common stock, subject to adjustment. In the event of liquidation, the holders of the preferred shares will be entitled to a preferential liquidation payment equal to the greater of (i) $100 per share plus accrued and unpaid dividends and (ii) 200 times the payment made per share of common stock. Each preferred share will have 200 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Patriot’s common stock are exchanged, each preferred share will be entitled to receive 200 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

The value of the one-half of one one-hundredths interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares’ dividend, liquidation and voting rights, approximate the value of one share of Patriot’s common stock.

Exchange

At any time after any person or group acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock, and prior to the acquisition by such person or group of beneficial ownership of 50% or more of Patriot’s outstanding common stock, Patriot’s board of directors may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of Patriot’s common stock or, in certain circumstances, a fraction of a preferred share with a market value equal to the market value of a share of common stock.

Redemption

At any time prior to any person or group acquiring beneficial ownership of 15% or more of Patriot’s outstanding common stock, Patriot’s board of directors may redeem the rights in whole, but not in part, at a price of $0.0005 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as Patriot’s board in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Amendments

The terms of the rights may be amended by Patriot’s board of directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than 10%, except that the board may not reduce or cancel the redemption price and from and after such time as any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock, no such amendment may adversely affect the interests of the holders of the rights.

Rights of Holders

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Patriot’s company, including, without limitation, the right to vote or to receive dividends.

Anti-takeover Effects

The rights have certain anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire Patriot on terms not approved by Patriot’s board of directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by Patriot’s board since the rights may be redeemed by Patriot at a nominal price prior to the time that a person or group has acquired beneficial ownership of 15% or more of Patriot’s common stock. Thus, the rights are intended to encourage persons who may seek to acquire control of Patriot to initiate such an acquisition through negotiations with Patriot’s board. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in Patriot’s equity securities or seeking to obtain control of Patriot. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

Voting and Standstill Agreement

Patriot, ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P. (together, “ArcLight Funds”), acting jointly, as stockholder representative (the “Stockholder Representative”), and certain stockholders of Magnum Coal Company (“Stockholders”) entered into a Voting and Standstill Agreement dated as of April 2, 2008 (the “Voting Agreement”).

Stockholder Nominees to the Patriot Board

Pursuant to the Voting Agreement, Patriot’s board of directors will appoint two nominees designated by certain former holders of Magnum Coal Company (“Magnum”) common stock, acting through the Stockholder Representative. If elected, one such nominee will serve as a Class I director and the other nominee will serve as a Class II director on Patriot’s board of directors. Any board nominee or replacement selected by the stockholder representative must be reasonably acceptable to the nominating and governance committee of Patriot’s board of directors and must, to the reasonable satisfaction of the nominating and governance committee, be an “independent director” under the New York Stock Exchange’s listing standards, disregarding certain disclosed relationships.

At such time as certain former holders of Magnum common stock own less than twenty percent (but at least ten percent) of the Patriot common stock outstanding or the ArcLight Funds own less than ten percent of the Patriot common stock outstanding, the Stockholder Representative will be entitled to one board nominee only. At such time as certain former holders of Magnum common stock own less than ten percent of the Patriot common stock outstanding, the Stockholder Representative will not be entitled to any board nominees. For purposes of the determinations under this paragraph, the number of shares of Patriot common stock “outstanding” will be deemed to be the sum of the number of shares outstanding as of April 2, 2008 plus the number of shares issued in the Magnum acquisition.

Voting Obligations of Stockholders

Pursuant to the Voting Agreement, so long as the Stockholder Representative is entitled to nominate any members to Patriot’s board of directors, Stockholders agree to vote all of their shares of Patriot common stock in favor of the entire slate of directors recommended for election by the Patriot board of directors to Patriot’s stockholders and certain Stockholders agree to vote all of their shares of Patriot common stock as recommended by Patriot’s board of directors in the case of (1) any stockholder proposal submitted for a vote at any meeting of Patriot’s stockholders and (2) any proposal submitted by Patriot for a vote at any meeting of Patriot’s stockholders relating to the appointment of Patriot’s accountants or a Patriot equity compensation plan.

Private Convertible Notes Issuance

On May 28, 2008, Patriot completed a private offering of $200 million in aggregate principal amount of 3.25% Convertible Senior Notes due 2013 (the convertible notes). Interest on the convertible notes is payable semi-annually in arrears on May 31 and November 30 of each year, beginning November 30, 2008. The convertible notes mature on May 31, 2013, unless converted, repurchased or redeemed in accordance with their terms prior to such date. The convertible notes are senior unsecured obligations and rank equally with all of the Company’s existing and future senior debt and are senior to any subordinated debt. The convertible notes are convertible into cash and, if applicable, shares of Patriot’s common stock during the period from issuance to February 15, 2013, subject to certain conditions of conversion. For a further description of the Private Convertible Notes Issuance, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our annual report on Form 10-K for the year ended December 31, 2008.

DESCRIPTION OF PREFERRED STOCK

Patriot’s certificate of incorporation authorizes Patriot’s board of directors, without the approval of stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of the common stock. The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal.

The transfer agent for each series of preferred stock will be described in the prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our equity or debt securities or other rights, including rights to receive payment in cash or our securities (but not securities of third parties) based on the value, rate or price of one or more specified commodities, currencies, our securities (but not securities of third parties), or any combination of the foregoing. Warrants may be issued independently or together with any of our other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us (but not securities of third parties) or any combination thereof;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such of our securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under the senior indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such of our securities (but not securities of third parties).

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of the debt securities. The debt securities will be issued under an indenture between us and Wilmington Trust Company, as trustee. The debt securities will constitute senior debt of Patriot. When we offer to sell a particular series of debt securities, we will describe the specific terms for the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We have summarized certain terms and provisions of the indenture. The summary is not complete. The indenture has been incorporated by reference as an exhibit to the registration statement for these securities that we have filed with the SEC. You should read the indenture for the provisions which may be important to you. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

The indenture will not limit the amount of debt securities which we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The debt securities will be issued in the form of global securities unless the prospectus supplement indicates otherwise. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	the designation, aggregate principal amount and authorized denominations;

•	the maturity date;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertability provisions;

•	the place where we will pay principal and interest;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

•	additional provisions, if any, relating to the defeasance of the debt securities;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

•	any United States federal income tax consequences;

•	the dates on which premium, if any, will be paid;

•	our right, if any, to defer payment interest and the maximum length of this deferral period;

•	any listing on a securities exchange;

•	the initial public offering price; and

•	other specific terms, including any additional events of default or covenants.

Senior Debt

Patriot will issue under the indenture debt securities that will constitute part of the senior debt of Patriot. These senior debt securities will rank equally and pari passu with all other unsecured and unsubordinated debt of Patriot.

Events of Default

When we use the term “Event of Default” in the indenture with respect to the debt securities of any series, here are some examples of what we mean:

(1) default in paying interest on the debt securities when it becomes due and the default continues for a period of 30 days or more;

(2) default in paying principal, or premium, if any, on the debt securities when due;

(3) default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1) or (2) above) and the default or breach continues for a period of 30 days or more after we receive written notice from the trustee or the trustee receives notice from the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series;

(4) certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to Patriot or any material subsidiary has occurred; or

(5) any other Events of Default set forth in the prospectus supplement.

If an Event of Default (other than an Event of Default specified in clause (4) with respect to Patriot under the indenture occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may by written notice, and the trustee at the request of the holders of not less than 25% in principal amount of the outstanding debt securities of such series will, require us to repay immediately the entire principal amount of the outstanding debt securities of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest and premium, if any.

If an Event of Default under the indenture specified in clause (4) with respect to Patriot occurs and is continuing, then the entire principal amount of the outstanding debt securities (or such lesser amount as may be provided in the terms of the securities) will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration or any automatic acceleration under clause (4) described above, the holders of a majority in principal amount of outstanding debt securities of any series may rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal and interest on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of any series also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

Holders of at least 25% in principal amount of the outstanding debt securities of a series may seek to institute a proceeding only after they have made written request, and offered reasonable indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding debt securities of that series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

During the existence of an Event of Default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 45 days after any Default occurs, give notice of the Default to the holders of the debt securities of that series, unless the Default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

We are required to furnish to the trustee an annual statement as to compliance with all conditions and covenants under the indenture.

Modification and Waiver

The indenture may be amended or modified without the consent of any holder of debt securities in order to:

•	cure ambiguities, defects or inconsistencies;

•	provide for the assumption of our obligations in the case of a merger or consolidation;

•	make any change that would provide any additional rights or benefits to the holders of the debt securities of a series;

•	add guarantors with respect to the debt securities of any series;

•	secure the debt securities of a series;

•	establish the form or forms of debt securities of any series;

•	maintain the qualification of the indenture under the Trust Indenture Act; or

•	make any change that does not adversely affect the rights of any holder.

Other amendments and modifications of the indenture or the debt securities issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	reduce the principal amount, or extend the fixed maturity, of the debt securities, alter or waive the redemption provisions of the debt securities;

•	change the currency in which principal, any premium or interest is paid;

•	reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment, supplement or waiver or consent to take any action;

•	impair the right to institute suit for the enforcement of any payment on the debt securities;

•	waive a payment default with respect to the debt securities or any guarantee;

•	reduce the interest rate or extend the time for payment of interest on the debt securities;

•	adversely affect the ranking of the debt securities of any series;

•	release any guarantor from any of its obligations under its guarantee or the indenture, except in compliance with the terms of the indenture.

Covenants

Consolidation, Merger or Sale of Assets

We will not consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of our properties and assets to any person or persons in a single transaction or through a series of transactions, unless:

•	Patriot shall be the continuing person or, if Patriot is not the continuing person, the resulting, surviving or transferee person (the “surviving entity”) is a company organized and existing under the laws of the United States or any State or territory;

•	the surviving entity will expressly assume all of our obligations under the debt securities and the indenture, and will, if required by law to effectuate the assumption, execute a supplemental indenture which will be delivered to the trustee and will be in form and substance reasonably satisfactory to the trustee;

•	immediately after giving effect to such transaction or series of transactions on a pro forma basis, no default has occurred and is continuing; and

•	Patriot or the surviving entity will have delivered to the trustee an officers’ certificate and opinion of counsel stating that the transaction or series of transactions and a supplemental indenture, if any, complies with this covenant and that all conditions precedent in the indenture relating to the transaction or series of transactions have been satisfied.

If any consolidation, combination or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of our assets occurs in accordance with the indenture, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of Patriot under the indenture with the same effect as if such successor corporation had been named as Patriot. Except for (1) any lease or (2) any sale, assignment, conveyance, lease, transfer or other disposition to subsidiaries of Patriot, we will be discharged from all obligations and covenants under the indenture and the debt securities upon any consolidation, combination or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of our assets occurs in accordance with the indenture.

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under the indenture, when:

•	either:

•	all debt securities of any series issued that have been authenticated and delivered have been delivered to the trustee for cancellation; or

•	all the debt securities of any series issued that have not been delivered to the trustee for cancellation will become due and payable within one year (a “Discharge”) and we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name, and at our expense and we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities to pay principal, interest and any premium;

•	we have paid or caused to be paid all other sums then due and payable under the indenture; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

We may elect to have our obligations under the indenture discharged with respect to the outstanding debt securities of any series (“legal defeasance”). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under the indenture, except for:

•	the rights of holders of the debt securities to receive principal, interest and any premium when due;

•	our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants in the indenture (“covenant defeasance”). Any omission to comply with these obligations will not constitute a default or an event of default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default” will no longer constitute an event of default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series:

•	we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of a series:

•	money in an amount;

•	U.S. Government Obligations; or

•	a combination of money and U.S. Government Obligations,

in each case sufficient without reinvestment, in the written opinion of an internationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal, interest and any premium at due date or maturity or if we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense, the redemption date;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel stating that, under then applicable federal income tax law, the holders of the debt securities of that series will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•	no default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 91st day;

•	the legal defeasance or covenant defeasance will not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all debt securities of a series were in default within the meaning of such Act;

•	the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party;

•	the legal defeasance or covenant defeasance will not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under such Act or exempt from registration; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the defeasance or covenant defeasance have been complied with.

Concerning our Relationship with the Trustee

Concerning the trustee and its agents, Citibank, N.A. will initially act as authenticating agent, paying agent, registrar and transfer agent for the debt securities on behalf of the trustee. We and our subsidiaries maintain ordinary banking relationships and credit facilities with Citibank, N.A. and its affiliates. We do not currently have other significant financial relationships with Wilmington Trust Company or its affiliates.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities will be issued in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities.  We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, warrants or units represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Patriot, the trustee, the warrant agents, the unit agents or any other agent of Patriot, the trustee, the warrant agents, the unit agents or any agent of an agent will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby from time to time in the following manner or any manner specified in a prospectus supplement:

•	directly to purchasers;

•	through agents;

•	through underwriters; and

•	through dealers.

The prospectus supplement with respect to any offering of securities will set forth the terms of the offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any delayed delivery arrangements.

We may directly solicit offers to purchase securities, or agents may be designated to solicit such offers. We will, in the prospectus supplement relating to such offering, name any agent that could be viewed as an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) and describe any commissions that we must pay. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

If any underwriters or agents are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement or other agreement with them at the time of sale to them, and we will set forth in the prospectus supplement relating to such offering the names of the underwriters or agents and the terms of the related agreement with them.

If a dealer is utilized in the sale of the securities in respect of which the prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

Remarketing firms, agents, underwriters and dealers may be entitled under agreements which they may enter into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In order to facilitate the offering of the securities, any underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, any underwriters may overallot in connection with the offering, creating a short position for their own accounts. In addition, to cover overallotments or to stabilize the price of the securities or of any such other securities, the underwriters may bid for, and purchase, the securities or any such other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Any such underwriters are not required to engage in these activities and may end any of these activities at any time.

In compliance with the guidelines of the Financial Industry Regulatory Authority (the “FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be.

VALIDITY OF SECURITIES

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell.

EXPERTS

The consolidated financial statements of Patriot Coal Corporation appearing in Patriot Coal Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2008 (including the schedule appearing therein), and the effectiveness of Patriot Coal Corporation’s internal control over financial reporting as of December 31, 2008 (excluding the internal control over financial reporting of Magnum Coal Company), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on the effectiveness of Patriot Coal Corporation’s internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Magnum Coal Company from the scope of such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference which, as to the year 2006, are based in part on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm. Such financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited financial statements of KE Ventures, LLC for the year ended December 31, 2006, not separately presented in this registration statement, had been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report thereon appears in the Annual Report on Form 10-K of Patriot Coal Corporation for the year ended December 31, 2008 which is incorporated into this registration statement. Such financial statements, to the extent they have been included in the financial statements of Patriot Coal Corporation for the year ended December 31, 2006, have been included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The estimates of Magnum’s proven and probable coal reserves referred to in this prospectus to the extent described in this prospectus, have been prepared by Weir International, Inc.